Financial Solutions



Franklin Financial Services Corporation **2001 Annual Report**

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Franklin Financial
Services Corporation

Franklin Financial Services Corporation (the Corporation) is a holding company with headquarters in Chambersburg, Pennsylvania. The Corporation's direct subsidiary is Farmers and Merchants Trust Company (the Bank).

F&M TRUST

F&M Trust is a full-service bank – offering investment & trust, commercial and retail services with various community offices located in Franklin and Cumberland Counties.

From People You Know

CONTENTS

CONSOLIDATED FINANCIAL HIGHLIGHTS

(amounts in thousands, except per share)	2001	2000	% increase (decrease)
Performance			
Net income	**$ 5,594**	$ 5,007	12
Return on equity	**12.51%**	12.56%	
Return on assets	**1.14%**	1.10%	
Shareholders' Value (per share)			
Basic earnings per share	**$ 2.09**	$ 1.85	13
Regular cash dividends paid	**0.86**	0.76	13
Book value	**16.71**	15.66	7
Market value	**24.75**	15.75	57
Market value/book value ratio	**148.11%**	100.57%	
Price/earnings multiple	**11.84x**	8.51x	
Yield on cash dividends paid	**3.47%**	4.83%	
Safety and Soundness			
Leverage ratio *(Tier 1)*	**8.79%**	8.99%	
Risk-based capital ratio *(Tier 1)*	**11.98%**	12.62%	
Nonperforming assets/total assets	**0.82%**	0.50%	
Allowance for loan loss as a % of loans	**1.32%**	1.28%	
Net charge-offs/average loans	**0.43%**	0.25%	
Balance Sheet Highlights			
Total assets	**$ 498,847**	$ 465,985	7
Investment Securities	**147,942**	125,174	18
Loans, net	**302,523**	297,307	2
Deposits and customer repurchase agreements	**396,306**	390,245	2
Shareholders' equity	**45,265**	43,201	5
Trust assets under management *(market value)*	**375,188**	405,995	(8)

SUMMARY OF SELECTED FINANCIAL DATA

(amounts in thousands, except per share)	**2001**	2000	1999	1998	1997
Summary of Operations					
Interest income	**$ 31,296**	$ 32,446	$ 29,407	$ 27,463	$ 26,244
Interest expense	**15,773**	17,916	15,002	13,151	12,225
Net interest income	**15,523**	14,530	14,405	14,312	14,019
Provision for possible loan losses	**1,480**	753	830	1,061	936
Net interest income after provision for possible loan losses	**14,043**	13,777	13,575	13,251	13,083
Noninterest income	**5,690**	5,051	4,502	4,658	3,932
Noninterest expense	**12,851**	12,715	11,810	11,600	11,262
Income before income taxes	**6,882**	6,113	6,267	6,309	5,753
Income tax	**1,288**	1,106	1,183	1,504	1,390
Net income	**$ 5,594**	$ 5,007	$ 5,084	$ 4,805	$ 4,363
Per Common Share*					
Basic earnings per share	**$ 2.09**	$ 1.85	$ 1.86	$ 1.76	$ 1.59
Cash dividends declared	**0.86**	0.76	1.08	0.47	1.37
Regular cash dividends paid	**0.86**	0.76	0.68	0.62	0.56
Special cash dividends paid	–	–	0.40	0.66	–
Balance Sheet Data (end of year)					
Total assets	**$ 498,847**	$465,985	$444,679	$425,001	$353,865
Loans, net	**302,523**	297,307	284,084	258,488	241,244
Deposits and customer repurchase agreements	**396,306**	390,245	360,492	350,993	290,630
Long-term debt	**50,362**	29,477	29,695	30,744	10,284
Shareholders' equity	**45,265**	43,201	39,260	39,901	36,305
Trust assets under management	**375,188**	405,995	419,529	401,064	350,866
Performance Yardsticks (unaudited)					
Return on average assets	**1.14%**	1.10%	1.18%	1.29%	1.26%
Return on average equity	**12.51%**	12.57%	12.95%	12.58%	12.03%
Dividend payout ratio**	**41.95%**	42.18%	59.38%	27.39%	88.27%
Average equity to average asset ratio	**9.10%**	8.77%	9.11%	10.24%	10.49%

*Per share information has been adjusted retroactively to reflect all stock splits and dividends. **Includes regular and special dividends declared.

Success is achieved when financial solutions become



William E. Snell, Jr.
President and CEO

Financial Solutions

Franklin Financial enjoyed a solid year in 2001, producing record earnings of $5,594,000. Net income for 2001 increased 11.7% when compared to $5,007,000 in 2000. On a per-share basis, net income increased 13.0% from $1.85 in 2000 to $2.09 in 2001. As shareholders, you received a 13.2% increase in regular cash dividends paid per share from $0.76 in 2000 to $0.86 in 2001. Excluding special cash dividends paid in 1998 and 1999, regular cash dividends paid per share have grown at an annualized rate of 10.6% over the past five years.

Although the financial services industry generally benefited from a decline in the level of interest rates throughout 2001, concerns relative to loan credit quality in both the commercial and consumer sectors continued to serve as a damper on stock valuations resulting in mixed performance for banks and other financial services stocks. "Small cap" community bank stocks including Franklin Financial, which had been particularly out of favor during 1999 and 2000, outperformed the rest of the financial services sector in 2001.



Ted D. McDowell (left), Executive Vice President, and Bill Snell review the bank's strategic plan.

The market value of a share of Franklin Financial stock rebounded 57% from a closing price of $15.75 in 2000 to $24.75 at December 31, 2001. Although this share price is within the range of historical valuation multiples of our industry at 10-12x current earnings, which would equate to $20.90 - $25.08 utilizing our 2001 net income per share, management believes that, based on the future earnings power of our company, your shares continue to be undervalued.

Our company continues to grow, nearing a half billion in assets. Total assets reached an all-time high of $498,847,000 at year-end 2001, representing a 7.1% increase over a year earlier. Total deposits were relatively flat and net loans grew by 1.8% at year-end while average loan outstandings and deposits increased by 2.6% and 4.2%, respectively. Our 2001 earnings produced a return on average assets of 1.14% and a return on shareholders' equity of 12.51%.

Our financial position remains strong as represented by a risk-based capital ratio of 11.98% and a leverage capital ratio of 8.79% at year-end 2001. These key ratios are well above levels that federal bank regulators require for an institution to be considered "well capitalized."

In last year's shareholder letter, I discussed four primary factors which resulted in a modest decrease in our 2000 earnings:

- A 25% decline in mortgage originations. This reduction in mortgage volume was the principal factor resulting in a decrease in both net loan fees and deferred costs.
- An inverted yield curve (i.e., short-term rates higher than long-term rates) which exacerbated the impact that a 100 basis point increase in short-term interest rates had on our changing asset/liability mix.
- Costs associated with staffing for our growth initiatives in Cumberland County as well as transition within senior management.
- And, finally, relatively flat fee income generated by our Investment and Trust Services Department resulting

We take an active role in providing

from a 3.2% decline in the market value of trust assets under management, reflecting decreased market valuations during the year.

I described each of these factors as "clearly temporary" in nature. Your company's financial performance during 2001 validated my observations:

As a community bank, residential mortgage lending continues to be a very important element in our revenue mix. Residential mortgage originations settled more than doubled in 2001, resulting in approximately a $650,000 increase in gross origination fees, other fees, and gains on the sale of mortgages into the secondary market.

A 475 basis point reduction in short-term interest rates and a return to a more normal yield curve coupled with measures implemented by management to reduce the "liability sensitivity" of our balance sheet positioned your company for solid earnings growth as our net interest income grew by almost 7%.

Our Cumberland County growth initiative began to produce results in 2001. This growth has accelerated during the first quarter of 2002.

Although the fee income generated by our Investment and Trust Services Department *did not* rebound in 2001, as market valuations remained depressed throughout the year, we were encouraged by growth in *new* recurring fee income resulting from ongoing business development activities as well as the staffing of additional Personal Investment Center locations and our new Employee Benefits initiative.

I'm truly excited about the opportunities for earnings growth presented by several current initiatives emanating from our Strategic Plan and I'd like to highlight a few for you.

First, our continued expansion in Cumberland County, which began with the purchase of three offices from PNC Bank back in 1996. In November 2000, our Ritner Highway Office in Carlisle opened for business, becoming the 13th F&M Trust Community Office. Our entry into Carlisle, a new market for us, came at a time when more than $472 million, or 60%, of the local deposit base was "in transition" due to the acquisition of Keystone Financial by M&T Bank


0.56
0.62
0.68
0.76
0.86
1997
1998
1999
2000
2001

Regular Cash Dividends Paid
as dollars per share

Corporation and the merger of York Financial Corp. and Harris Financial, Inc. to form Waypoint Financial Corp.

During our first year of operation in the Carlisle market, we experienced gradual growth, achieving each of our budgeted loan and deposit targets with the exception of consumer loans. During the first quarter of 2002, however, the pace of growth has accelerated dramatically, particularly in the business sector. We look forward to starting construction on our second community office in Carlisle during the second half of this year in order to capitalize on this present opportunity.

As we continue to evolve into a diversified financial services provider, management remains focused on growing noninterest income from both traditional and nontraditional banking services. In March 2000, F&M Trust became an investor in Bankers Settlement Services – Capital Region, LLC, a bank-owned title insurance agency based in Harrisburg and affiliated with Investors Title Insurance Company. At last year's annual shareholders meeting I reported to you that, during its initial nine months of operation, this agency generated a modest profit and declared a dividend which equated to approximately a 24% after tax return on our investment. During 2001, the first full year of operation for Bankers Settlement Services, revenues more than tripled and pretax income increased from $17,000 to $600,000. The lending officers of F&M Trust made a major contribution to the agency's success, generating almost $30 million of mortgages insured by Bankers Settlement Services which represented in excess of a 50% penetration rate on mortgages originated and accounted for approximately 11% of the agency's total revenues.

During 2001, your board of directors approved two additional investments which management believes will enhance long-term growth in noninterest income. In mid-2001, Franklin Financial acquired a 9.9% ownership position in American Home Bank, N.A., a start-up community bank headquartered in Lancaster County. Although chartered as a national bank, American Home Bank is, in reality, a mortgage banking company with a regional, and

Our value-added, competitive Financial Solutions

Community Solutions through our local commitment.



Completed in early 2002, the new F&M Trust headquarters at Memorial Square in Chambersburg stands as a symbol of the bank's long-standing commitment to local community reinvestment and revitalization.

allow clients to reach goals more effectively.

eventually a national focus. The management and board of directors of American Home Bank have an exceptional track record in this business and are well known to me. In addition to further diversifying the geographic source of our noninterest income, this investment will afford us the opportunity to expand our residential mortgage loan offerings, particularly VA and FHA products, as a broker for American Home Bank.

American Home Bank opened for business in August 2001 and results for the first nine months of operation slightly exceeded projections. The company's management forecasts that profitability will be achieved during the fourth quarter of 2002 and we anticipate that, beginning in 2003, American Home Bank will be a significant contributor to Franklin Financial noninterest income.

In December 2001, we finalized an investment in PennBanks Insurance Company. Pennbanks, which is owned by ten Pennsylvania community banks, is a captive reinsurance company, which will enable Franklin Financial to participate in premium revenues on higher loan-to-value mortgage originations requiring private mortgage insurance. This initiative involves United Guaranty, a subsidiary of American International Group (AIG), as the private mortgage insurance underwriter.

I look forward to updating you on both of these investments in next year's annual report. Management is currently evaluating other opportunities which would enable us to augment the "FINANCIAL SOLUTIONS... FROM PEOPLE YOU KNOW" available through our relationship managers.

As previously noted, the fee income generated by our Investment and Trust Services Department was relatively flat in 2001. We are, however, particularly encouraged by the results achieved by The Personal Investment Centers, which integrate


1.59
1.76
1.86
1.85
2.09
1997
1998
1999
2000
2001
Net Income
as dollars per share


ROE 12.03
ROA 1.26
ROE 12.58
ROA 1.29
ROE 12.95
ROA 1.18
ROE 12.57
ROA 1.10
ROE 12.51
ROA 1.14
1997
1998
1999
2000
2001
ROA / ROE
as percentage values

financial planning and investment services into the retail environment of the community offices. During 2001, Tom Peterson, LUTCF, joined us as the Personal Investment Counselor of our Waynesboro Office and Phil Huntzinger, CLU, ChFC, joined us as our fourth Personal Investment Counselor at our new Ritner Highway office in Carlisle. Tom and Phil both achieved good production levels during the second half of 2001, and are off to a fast start in 2002.

Ron Froeschle, a Qualified Pension Administrator, joined us a Vice President and Employee Benefits Officer in December 2000 to spearhead an initiative to add employee benefits services as a new business line for our Investment and Trust Services Department. The market for 401(k) Plans, in particular, is growing rapidly and we are delighted with the immediate results that Ron has produced.

Finally, another initiative to grow fee income from cash management services came to fruition as Dianne Cornman, a Certified Cash Manager, joined us from M&T Bank and we rolled our *Franklin Busine$$Link*, a windows-based "treasury station", which will provide our business and municipal customers with on-line balance reporting, ACH origination, wire transfer capabilities, on-line account history access, and other features. *Franklin Busine$$Link* can be customized and priced for various levels of activity.

As we took steps to diversify our income sources, we also focused on service and delivery enhancements to benefit our customers. In July, we opened a remote ATM at the Waynesboro MarketPlace located between Waynesboro and Rouzerville. Complementing the ATM we opened in Greencastle in 2000, the new ATM will provide greater convenience for our customers in Southern Franklin County. And our headquarters expansion in downtown Chambersburg will not only improve the delivery and support of customer service, but it also supports our commitment to downtown Chambersburg.

We made several technology investments to improve access and optimize customer convenience. Among these were our web site and online banking service at *www.fmtrustonline.com,* an investor relations web site at *www.franklinfin.com,* and upgrades to our investment and trust services processing system.

In 2002 we are planning additional technology investments that include enhanced document imaging, additional enhancements to the web site, new mortgage origination software, and a profitability measurement system.

To deliver excellent service quality to our customers, we must have outstanding people because our business remains fundamentally a people business. We strengthened our position during the year with the addition of several other key individuals as well as the promotion of others. Karen Burnstad, Human Resource Manager, and Ron Cekovich, Technology Services Manager joined our Management Team. Bob Moser was added to our Commercial Services team, Jeff Yoder was promoted to Financial Services Officer and Community Office Manager of our Guilford Hills Office, Bonnie Divelbiss joined us as Assistant Financial Services Officer and Assistant Community Office Manager, and Jim Probst, a long-time F&M Trust employee and officer, transitioned to the Investment and Trust Services Department as Trust Officer.

Additionally, Bonnie Clugston was promoted to Corporate Secretary and Paula Reed relinquished her duties as a trust administrative secretary to become Assistant Corporate Secretary.

And effective January 2, 2002, Allen "Skip" Jennings, Jr. and Kurt Suter joined our board of directors. Skip brings many years of experience to us, having served as president of


241
258
284
297
303
1997
1998
1999
2000
2001
Net Loans
as dollars in thousands


354
425
445
466
499
1997
1998
1999
2000
2001
Total Assets
as dollars in millions

the Chambersburg Area Development Committee and Chamber of Commerce. Kurt is our first director from the Carlisle area and brings along 25 years of banking experience both from an officer and director position.

Before concluding, I'd like to recognize the contributions of Chuck Bender. Chuck is retiring after 28 years at F&M Trust, having served as executive vice president. Most recently he has been the project manager for the headquarters expansion project which will be completed this spring. I appreciate Chuck's hard work and dedication, his insight and forward thinking, and his vast knowledge and banking experience. While he will certainly be missed at F&M Trust, we are fortunate to have him continue as a member of the board of directors.

As interest rates stabilize and move upward, we will be presented with new and greater challenges in 2002. However, our greatest concern for the year is an uncertain economy. While there are numerous challenges and issues in the financial industry and there is no guarantee that every year will be stronger than the previous, we believe that F&M Trust and Franklin Financial are well-positioned for solid performance in 2002 and a very bright future as an independent community banking services provider. As always, your support and interest as a Franklin Financial shareholder is greatly appreciated.

Sincerely,

William E. Snell, Jr
President and Chief Executive Officer

Ongoing professional training ensures all our clients receive


F&M
TRUST
Welcome to F&M Trust
Visit us at the Builders Show

Alice Campbell (left), Certified Teller at the Guilford Hills office, introduces Sharon Mowery (right) to the many advantages of F&M Trust Online Banking. Sharon has relied on F&M Trust's community-based services for more than 30 years... and counting.

Financial Solutions

More than banking, investing and trust services, our business is essentially a people business. And to deliver excellent quality service to our customers, we must have outstanding people. Customers want to do business with people they know and trust. Therefore, retaining employees is an important factor in keeping customers. We strive to improve our effectiveness in attracting, retaining, and developing our people. For example, we continue to invest in employee education, so that all of our employees have the competency to help customers and clients achieve their financial goals.

Personal Solutions

F&M Trust's community offices continue to be the foundation for customer service delivery. Through these conveniently located offices, we are better able to make decisions locally and treat the customer as an individual while utilizing their knowledge and understanding of the local market. Service delivery is a personal approach supported by a variety of products and services as well as technology.



Penny Koser, Head Teller, West Side Office. proudly welcomes another new customer.

Even with today's technological advances and convenience services, most people still do not select a bank because of the organization. They know that what we do is more than just about money, and so they choose to "bank" with *people* – people who give them personal service, good advice, and satisfy their needs.

Our objective is to provide the appropriate financial solutions to best meet the needs of our customers. We take a professional approach that builds mutually beneficial relationships to develop trust through a positive customer experience. Customers count on us to be trustworthy and accurate. And when an occasional mistake occurs, they expect us to fix it fast.

Another important element in our ability to provide consistent high levels of service is our investment in technology and training of our customer service and support personnel to respond to customer needs. To ensure we utilize these skills, we monitor the service that customers receive through various quality assurance efforts. And we've broadened quality assurance programs to encompass other delivery channels and service groups.

All of this attention to service contributes to the company's bottom line and supports our image. We believe that our customer service has been the most important factor in positioning us as the leading independent community bank in Franklin County. As far as deposits and assets in Franklin County, we're tops. We have the largest trust services department in the area. We are recognized as the leading commercial lender in the market. And we're the top mortgage lender in the county – a distinction we've held for more than 10 years.

If we continue to deliver great service and sound advice, we will meet our customer's financial needs, help them succeed financially, and along the way build trust and respect. Ultimately, as they succeed, we too will succeed and achieve our mission and vision.

are provided by building stronger relationships with our customers.

Comprehensive Solutions

Customers can utilize a variety of products and services that meet their financial needs at F&M Trust. Today's financial service provider offers more than just traditional checking, savings, and loans. While it's true, banks continue to offer these retail services, it takes a variety of nontraditional financial services to more effectively serve the various needs of a diverse customer base.

Customers are more savvy about financial choices and have complex needs. To meet those needs, you'll find we offer nontraditional services like discount brokerage, mutual funds, annuities, and insurance through The Personal Investment Centers located in the lobbies of our Chambersburg Memorial Square, Waynesboro, Shippensburg, and Carlisle Ritner Highway offices. Each center is staffed by a personal investment counselor. This professional doesn't just offer investment products. Their focus is to assist individuals with investments, retirement planning, IRAs, risk management and other aspects of financial planning to meet the goals and aspirations of individuals and their families.

These Personal Investment Centers are retail extensions of F&M Trust's Investment & Trust Services Department. And while our company has always offered trust services, services offered through The Personal Investment Centers extend trust, investment, and other financial services into the retail market.

In our early days, trust services mostly dealt with settling estates or were considered only for the affluent and elderly. Today our mix of investment and trust services clients include individuals from a broad range of demographic segments as well as corporations and nonprofit organizations.

Doug and Alice Wagner of Chambersburg discuss personal investment goals with Jim Probst (right), Investment & Trust Services Officer.





Phil Huntzinger, CLU, ChFC, Personal Investment Counselor, coordinates free seminars on improving personal investment strategies.

While we remain active in estates through planning, administration and serving as executor, we offer much more including assisting clients with investment and asset management, advisory services, retirement and tax planning, disability protection, and distributing assets based upon client wishes.

We offer flexibility where clients can choose their level of participation. For example, they might choose to have a more hands-on approach to their investments and use our advisory services. They might decide that they want us to handle all of their investment functions including paying bills. Or their needs might be somewhere in between.

Today F&M Trust's Investment & Trust Services Department is the largest trust department in Franklin County with over $375 million in assets under management. From Asset Management for individuals and Employee Benefit Services for corporations in our Investment and Trust Services Department to Financial Planning and Discount Brokerage Services through The Personal Investment Centers, we have the products and the people to meet a diverse set of needs.

Convenience Solutions

Convenient access to banking and investing services is important to most customers. The traditional delivery channel for most customers continues to be our 13 community office locations. In addition to the community office network, more and more basic banking transactions are being done by customers at our 19 automated teller machines (ATMs) including remote locations at the new Waynesboro

MarketPlace and Greencastle MarketPlace – just to name a few.

Bringing the bank into customers' homes through the Freedom Access Center, our telephone banking service, has been complemented by *www.fmtrustonline.com* and online banking. Both of these services allow customers the ability to check balances, obtain account history, make transfers and payments to F&M Trust loans, place stop-payments, and even order checks.

The web site also provides financial calculators, a calendar of community events, information about the bank's products and services, online investing, career opportunities, office locations, and more.

For shareholders, we unveiled our shareholder relations web site. This site includes comprehensive investor relations information including stock price information, news and press releases, financial highlights, dividend history, a listing of the company's market makers, events calendar, and access to documents and report filings. Users can request information online, receive e-mail alerts when press releases are issued, as well as receive notification of future shareholder activities like the Annual Shareholders Meeting. There's even a feature that provides the stock closing price e-mailed to you nightly. The site can be accessed through the bank web site or directly at *www.franklinfin.com.*

We will continue to develop our Internet strategy. While it is apparent that the short-term impact of the web on the financial services industry was exaggerated, it remains clear that it will affect our business significantly over the next ten years. It is important that we continue to invest in web technology and services that meet our customers' needs to remain competitive.

F&M Trust drive-up ATMs, like this one at Greencastle Market Place, offer added convenience.


F&M
TRUST
STAR



More and more customers are discovering the 24-hour at-home convenience found at fmtrustonline.com.

In addition to web site enhancements, we will make other investments in technology to improve our ability to service customers through upgrades to document imaging, platform automation, trust processing and mortgage origination systems.

We will continue to look for opportunities to add convenient community office and ATM locations throughout our market area as appropriate whether that means opening new offices, purchasing offices of other financial institutions or entering into alliances that would promote growth.

Community Solutions

Although many changes have occurred in the financial services industry, F&M Trust remains the same community based and focused bank we were in 1906, while evolving to meet new business and banking challenges. As one of the area's oldest locally owned, independent banks, our dedication is to deliver appropriate financial services with personal attention and responsive solutions.

As a local community bank, we take pride in making decisions locally and serving our communities not only with financial services but with community involvement. We work hard to serve customers as well as work hard to be good citizens and make our communities better places to live, work and raise their families. Our directors, officers, and staff participate in hundreds of community organizations, committees, projects and events.

You'll see F&M Trust volunteers at places like Relay for Life in Greencastle, Super Saturday in Boiling Springs, Fountain Festival in Newville, Shipp Shape in Shippensburg, Summerfair in Carlisle, and other community events. In addition, we serve on boards and

More than managing the bottom-line basics, our hands-on approach



Kelly Adams (left), president of Chambersburg Waste Paper Company, Inc. (CWP), relies on the value-added commercial services provided by Bob Moser (right) of F&M Trust. Bob takes pride in knowing that the flexible services he offers CWP allows Kelly to serve his own customers better, too.

Depend on **Financial Solutions**

committees of local non-profit organizations that help preserve history, conserve our natural resources, focus on education and youth, celebrate culture and arts, promote business development, improve healthcare, or other worthwhile efforts to enhance the quality of life and the economic vitality of our communities.

Contributing many hours of personal time, F&M Trust employees also give financially to numerous community service organizations and projects. This value is supported throughout the organization and, as a company, F&M Trust annually contributes 3-5% of net income to community organizations. The bank is a lead sponsor for many events including ARTSExpress, Cumberland Valley School of Music annual fundraiser, Cumberland County United Way appreciation dinner, Franklin County 4-H appreciation dinner – just to name a few. We believe in the old adage that by helping to enhance the quality of life and the economic vitality of the communities that we serve, we benefit as individuals and as an organization.

Business Solutions

F&M Trust has emerged as the leading commercial lender in Franklin County over the past decade. Small and large businesses look to us for borrowing solutions like inventory loans, lines of credit, letters of credit, commercial mortgages, equipment loans, and more.

Most businesses find F&M Trust meets their needs to help manage their cash resources as well. In addition to business checking services, we combine technology and experience in cash management services to provide financial solutions that utilize a company's cash flow as efficiently as possible while supporting their overall strategic objectives.

By helping companies effectively manage financial resources and operations, they improve cash flow to generate profits and enhance shareholder value. Our services assist companies with cash management – collecting payments, consolidating and controlling funds, having ready access to account and balance information, disbursing payables, payroll and taxes – to reduce borrowings and invest excess cash.



Dianne Cornman, Cash Management Specialist, works with companies to effectively manage their finances.

Our cash management specialist and relationship managers assist businesses by analyzing cash flow patterns, information needs, and overnight investment opportunities to offer a customized, comprehensive cash management solution that makes sense for the company.

Business customers have additional convenience options available. In addition to telephone and online banking services, we offer an electronic cash management/Treasury station called *Franklin Busine$$Link* – providing a secure direct link to F&M Trust's cash management services, including the ability to access account information, place stop-payments, make transfers, initiate wire transfers and pay taxes electronically using a desktop personal computer.

This solution helps businesses collect payments, consolidate and control funds, and disburse payables, payroll and taxes to improve cash flow to generate profits and enhance shareholder value. Through better cash management business customers can reduce borrowings and invest excess funds.

In 2001 we introduced an additional business solution, our Employee Benefits Program, through the Investment & Trust Services Department. Ron Froeschle, our employee benefits officer, works with businesses to implement profit sharing plans, pension plans, group life, medical, and disability insurance programs, and 401(k) plans.

To introduce the Employee Benefit Program and show how these services can benefit local businesses, we hosted the first Employee Benefit Symposium. The symposium featured bank presenters and guest speakers discussing relevant financial subjects that affect business, including employee benefits, business continuation and expansion. In addition, we held two "Economic Perspective" sessions, featuring economist Jim Weaver, to share an overview of the economy with business owners and managers and enhance their awareness of economic trends. Based on the success of these events, we plan to hold them again in 2002 as we partner with businesses to help them succeed.

Franklin Financial Services Corporation

FFSC Board of Directors



Robert G. Zullinger
Chairman of the Board



William E. Snell, Jr.
President and Chief Executive Officer



Dennis W. Good, Jr., Esq.
Retired; former Partner – McGuire, Woods, Battle & Boothe, LLP



Stephen E. Patterson, Esq.
Shareholder – Patterson & Kiersz, P.C.



Charles S. Bender II
Executive Vice President



Allan E. Jennings, Jr.
President – Jennings Chevrolet Oldsmobile Cadillac, Inc.



Charles M. Sioberg
Vice President – Martin & Martin, Inc.



G. Warren Elliott
Franklin County Commissioner
Regional Representative – General Code Publishers



H. Huber McCleary
President – McCleary Oil Company



Kurt E. Suter
President – Carlisle Mobile Homes, Inc. and Eastern Motor Inns



Donald A. Fry
President – Cumberland Valley Rental and Towne Cleaners – ANDOCO, Inc.



Jeryl C. Miller
Vice President and Secretary – Charles W. Karper, Inc.



Martha B. Walker, Esq.
Partner – Walker & MacBride – a division of Barley, Snyder, Senft & Cohen, LLC

FFSC Officers

Robert G. Zullinger
Chairman of the Board

William E. Snell, Jr.
President and Chief Executive Officer

Charles S. Bender II
Executive Vice President

Ted D. McDowell
Executive Vice President

Elaine G. Meyers
Treasurer and Chief Financial Officer

Kenneth D. Sauders, CFA
Investment and Asset/Liability Manager

Bonnie J. Clugston
Corporate Secretary

Paula M. Reed
Assistant Corporate Secretary

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________ to___________

Commission file number 0-12126

FRANKLIN FINANCIAL SERVICES CORPORATION

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	25-1440803
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
20 South Main Street, Chambersburg, PA	17201-0819
(Address of principal executive offices)	(Zip Code)

(717) 264-6116

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act

NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $1.00 per share

(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the 2,322,610 shares of the Registrant's common stock held by nonaffiliates of the Registrant as of February 15, 2002, based on the average of the bid and asked price for such shares, was $57,774,924. There were 2,708,160 outstanding shares of the Registrant's common stock as of February 15, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive annual proxy statement to be filed, pursuant to Reg. 14A within 120 days after December 31, 2001, are incorporated into Part III.

FRANKLIN FINANCIAL SERVICES CORPORATION

FORM 10-K

INDEX

Item 1. Business

General

Franklin Financial Services Corporation (the "Corporation") was organized as a Pennsylvania business corporation on June 1, 1983 and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). On January 16, 1984, pursuant to a plan of reorganization approved by the shareholders of Farmers and Merchants Trust Company of Chambersburg ("F&M Trust" or "the Bank") and the appropriate regulatory agencies, the Corporation acquired all the shares of F&M Trust and issued its own shares to former F&M Trust shareholders on a share-for-share basis.

The Corporation conducts all of its business through its only direct subsidiary, F&M Trust, which is wholly owned. F&M Trust, established in 1906, is a full-service, Pennsylvania-chartered commercial bank and trust company, which is not a member of the Federal Reserve System. F&M Trust, which operates 13 full service offices in Franklin and Cumberland Counties, Pennsylvania, engages in general commercial, retail banking and trust services normally associated with community banks and its deposits are insured (up to applicable limits) by the Federal Deposit Insurance Corporation (the "FDIC"). A wide variety of banking services are offered by F&M Trust to businesses, individuals, and governmental entities. These services include, but are not necessarily limited to, accepting and maintaining checking, savings, and time deposit accounts, providing investment and trust services, making loans and providing safe deposit facilities.

The Corporation's subsidiary is not dependent upon a single customer or a few customers for a material part of its business. Thus, the loss of any customer or identifiable group of customers would not materially affect the business of the Corporation or F&M Trust in an adverse manner. Also, none of the Corporation's business is seasonal. The Bank's lending activities consist primarily of commercial, agricultural and industrial loans, installment and revolving loans to consumers, residential mortgage loans, and construction loans. Secured and unsecured commercial and industrial loans, including accounts receivable, inventory financing and commercial equipment financing, are made to small and medium-sized businesses, individuals, governmental entities, and non-profit organizations. F&M Trust also participates in Pennsylvania Higher Education Assistance Act student loan programs and Pennsylvania Housing Finance Agency programs.

Installment loans involve both direct loans to consumers and the purchase of consumer obligations from dealers and others who have sold or financed the purchase of merchandise, including automobiles and mobile homes, to their customers. The Bank's mortgage loans include long-term loans to individuals and to businesses secured by mortgages on the borrower's real property. Construction loans are made to finance the purchase of land and the construction of buildings thereon, and are secured by short-term mortgages on real estate. In certain situations, the Bank acquires properties through foreclosure on delinquent loans. The Bank holds these properties until such time as they are in a marketable condition and a buyer can be obtained.

F&M Trust's Investment and Trust Services Department offers all of the personal and corporate trust services normally associated with trust departments of area banks including: estate planning and administration, corporate and personal trust fund management, pension, profit sharing and other employee benefits funds management, and custodial services. F&M Trust's Personal Investment center sells mutual funds, annuities and selected insurance products.

Competition

The Corporation and its subsidiary operate in a competitive environment that has intensified in the past few years as they have been compelled to share their market with institutions that are not subject to the regulatory restrictions on domestic banks and bank holding companies. Profit margins in the traditional banking business of lending and gathering deposits have declined as deregulation has allowed nonbanking institutions to offer alternative services to many of F&M Trust's customers.

The principal market of F&M Trust is in Franklin County and western Cumberland County, Pennsylvania. Fourteen commercial bank competitors of F&M Trust have offices in this region, in addition to credit unions, savings and loan associations, mortgage banks, brokerage firms and other competitors. F&M Trust is the largest financial institution headquartered in Franklin County and had total assets of approximately $499.0 million on December 31, 2001.

All of the local commercial bank competitors of the Corporation are subsidiaries of bank holding companies. The Corporation ranks eleventh in size of the fifteen bank holding companies having offices in its primary market.

Staff

As of December 31, 2001, the Corporation and its subsidiary had 196 full-time equivalent employees. Most employees participate in pension, profit sharing/bonus, and employee stock purchase plans and are provided with group life, health and major medical insurance. Management considers employee relations to be excellent.

Supervision and Regulation

Various requirements and restrictions under the laws of the United States and under Pennsylvania law affect the Corporation and its subsidiaries. The Corporation is subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. As a bank holding company, the Corporation's activities and those of its bank subsidiary are limited to the business of banking and activities closely related or incidental to banking. Bank holding companies are required to file periodic reports with and are subject to examination by the Federal Reserve Board. The Federal Reserve Board has issued regulations under the Bank Holding Company Act that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the Federal Reserve Board, pursuant to such regulations, may require the Corporation to stand ready to use its resources to provide adequate capital funding to its bank subsidiary during periods of financial stress or adversity.

The Bank Holding Company Act prohibits the Corporation from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock, or substantially all of the assets of, any bank, or from merging or consolidating with another bank holding company, without prior approval of the Federal Reserve Board. Additionally, the Bank Holding Company Act prohibits the Corporation from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a non-banking business, unless such business is determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto. The types of businesses that are permissible for bank holding companies to own have been expanded by recent federal legislation.

The Bank is a state chartered bank that is not a member of the Federal Reserve System and its deposits are insured (up to applicable limits) by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is subject to regulation and examination by the FDIC and the Pennsylvania Department of Banking. The Bank is also subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. The Community Reinvestment Act requires the Bank to help meet the credit needs of the entire community where the bank operates, including low and moderate income neighborhoods. The Bank's rating under the Community Reinvestment Act, assigned by the FDIC pursuant to an examination of the Bank, is important in determining whether the bank may receive approval for, or utilize certain streamlined procedures in, applications to engage in new activities. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Capital Adequacy Guidelines

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines. The required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as stand-by letters of credit) is 8%. At least half of the total capital is required to be "Tier 1 capital," consisting principally of common shareholders' equity, less certain intangible assets. The remainder ("Tier 2 capital") may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, and a limited amount of the general loan loss allowance. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

In addition to the risk-based capital guidelines, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio of a minimum level of Tier 1 capital (as determined under the risk-based capital guidelines) equal to 3% of average total consolidated assets for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a ratio of at least 1% to 2% above the stated minimum. The Bank is subject to almost identical capital requirements adopted by the FDIC. Although not adopted in regulation form, the Pennsylvania Department of Banking utilizes capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital, defined substantially the same as those by the FDIC.

Prompt Corrective Action Rules

The federal banking agencies have regulations defining the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "significantly undercapitalized" and "critically undercapitalized." The applicable federal bank regulator for a depository institution could, under certain circumstances, reclassify a "well capitalized" institution as "adequately capitalized" or require an "adequately capitalized" or "undercapitalized" institution to comply with supervisory actions as if it were in the next lower category. Such a reclassification could be made if the regulatory agency determines that the institution is in an unsafe or unsound condition (which could include unsatisfactory examination ratings). At December 31, 2001, the Corporation and the Bank each satisfied the criteria to be classified as "well capitalized" within the meaning of applicable regulations.

Regulatory Restrictions on Dividends

Dividend payments by the Bank to the Corporation are subject to the Pennsylvania Banking Code, the Federal Deposit Insurance Act, and the regulations of the FDIC. Under the Banking Code, no dividends may be paid except from "accumulated net earnings" (generally, retained earnings). The Federal Reserve Board and the FDIC have formal and informal policies which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings, with some exceptions. The Prompt Corrective Action Rules, described above, further limit the ability of banks to pay dividends, because banks which are not classified as well capitalized or adequately capitalized may not pay dividends.

FDIC Insurance Assessments

The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measures. Under the risk-related premium schedule, the FDIC assigns, on a semiannual basis, each depository institution to one of three capital groups (well-capitalized, adequately capitalized or undercapitalized) and further assigns such institutions to one of three subgroups within a capital group. The institution's subgroup assignment is based upon the FDIC's judgment of the institution's strength in light of supervisory evaluations, including examination reports, statistical analyses and other information relevant to measuring the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10% or greater, a Tier 1 capital to risk-based assets ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater, are assigned to the well-capitalized group. As of December 31, 2001, the Bank was well capitalized for purposes of calculating insurance assessments.

The Bank Insurance Fund is presently fully funded at more than the minimum amount required by law. Accordingly, the 2002 Bank Insurance Fund assessment rates range from zero for those institutions with the least risk, to $.027 for every $100 of insured deposits for institutions deemed to have the highest risk. The Bank is in the category of institutions that presently pay nothing for deposit insurance. The FDIC adjusts the rates every six months. We anticipate that the FDIC will reinstate deposit insurance premiums within the next year in order to replenish the Bank Insurance Fund.

While the Bank presently pays no premiums for deposit insurance, it is subject to assessments to pay the interest on Financing Corporation bonds. The Financing Corporation was created by Congress to issue bonds to finance the resolution of failed thrift institutions. Prior to 1997, only thrift institutions were subject to assessments to raise funds to pay the Financing Corporation bonds. On September 30, 1996, as part of the Omnibus Budget Act, Congress enacted the Deposit Insurance Funds Act of 1996, which recapitalized the Savings Association Insurance Fund and provided that commercial banks would be subject to 1/5 of the assessment to which thrifts are subject for Financing Corporation bond payments through 1999. Beginning in 2000, commercial banks and thrifts are subject to the same assessment for Financing Corporation bonds. The FDIC sets the Financing Corporation assessment rate every quarter. The Financing Corporation assessment for the Bank (and all other banks) for the first quarter of 2002 is an annual rate of $.0182 for each $100 of deposits.

New Legislation

Landmark legislation in the financial services area was signed into law by the President on November 12, 1999. The Gramm-Leach-Bliley Act dramatically changed certain banking laws that have been in effect since the early part of the 20th century. The most radical changes are that the separation between banking and the securities businesses mandated by the Glass-Steagall Act has now been removed, and the provisions of any state law that prohibits affiliation between banking and insurance entities have been preempted. Accordingly, the new legislation now permits firms engaged in underwriting and dealing in securities, and insurance companies, to own banking entities, and permits bank holding companies (and in some cases, banks) to own securities firms and insurance companies. The provisions of federal law that preclude banking entities from engaging in non-financially related activities, such as manufacturing, have not been changed. For example, a manufacturing company cannot own a bank and become a bank holding company, and a bank holding company cannot own a subsidiary that is not engaged in financial activities, as defined by the regulators.

The new legislation creates a new category of bank holding company called "financial holding company." In order to avail itself of the expanded financial activities permitted under the new law, a bank holding company must notify the Federal Reserve that it elects to be a financial holding company. A bank holding company can make this election if it, and all of its bank subsidiaries, are well capitalized, well managed, and have at least a satisfactory Community Reinvestment Act rating, each in accordance with the definitions prescribed by the Federal Reserve and the regulators of the subsidiary banks. Once a bank holding company makes such an election, and provided that the Federal Reserve does not object to such election by such bank holding company, the financial holding company may engage in financial activities (i.e., securities underwriting, insurance underwriting, and certain other activities that are financial in nature as to be determined by the Federal Reserve) by simply giving a notice to the Federal Reserve within thirty days after beginning such business or acquiring a company engaged in such business. This makes the regulatory approval process to engage in financial activities much more streamlined than it was under prior law. The Corporation elected to become a financial holding company and received approval from the Federal Reserve, effective August 24, 2001.

The new law also permits certain financial activities to be undertaken by a subsidiary of a national bank. As the Bank is not a national bank, these provisions do no apply directly to the Bank, but Pennsylvania law has recently been amended to provide that Pennsylvania chartered banks have "parity" powers with national banks in all areas of their business. Therefore, the Bank can now avail itself of these provisions if it chooses to do so. Federal law provides that for financial activities that are conducted as a principal, such as an underwriter or securities dealer holding an inventory, a national bank must be one of the 100 largest banks in the United States and have debt that is rated investment grade. National banks that are not one of the 100 largest national banks in the United States are not authorized under the new law to conduct financial activities as a principal. However, smaller national banks may own a securities broker or an insurance agency and certain other financial agency entities under the new law. Under prior law, national banks could only own an insurance agency if it was located in a town of fewer than 5,000 residents, or under certain other conditions. Under the new law, there is no longer any restriction on where the insurance agency subsidiary of a national bank is located or does business. Even prior to the recent amendment in Pennsylvania law providing parity powers, the Bank was permitted to own and operate an insurance agency without restriction, and could also own and operate a securities brokerage.

In addition to the foregoing provisions that make major changes to the federal banking laws, the new legislation also makes a number of additions and revisions to numerous federal laws that affect the business of banking. For example, there is now a federal law on privacy with respect to customer information held by banks. The federal banking regulators are authorized to adopt rules regarding privacy for customer information. Banks must establish a disclosure policy for non-public customer information, disclose the policy to their customers, and give their customers the opportunity to object to non-public information being disclosed to a third party. Also, the Community Reinvestment Act has been amended to provide that small banks (those under $250 million in assets) that previously received an "outstanding" on their last CRA exam will not have to undergo another CRA exam for five years, or for four years if their last exam was "satisfactory." In addition, any CRA agreement entered into between a bank and a community group must be disclosed, with both the bank and the group receiving any grants from the bank detailing the amount of funding provided and what it was used for. The new law also requires a bank's policy on fees for transactions at ATM machines by non-customers to be conspicuously posted on the ATM. Several other provisions affecting other general regulatory requirements for banking institutions were also adopted.

In October 2001, the President signed into law the USA PATRIOT Act. This Act was in direct response to the terrorist attacks on September 11, 2001, and strengthens the anti-money laundering provisions of the Bank Secrecy Act. Most of the new provisions added by the Act apply to accounts at or held by foreign banks, or accounts of or transactions with foreign entities. The Bank does not have a significant foreign business and does not expect this Act to materially affect its operations. The Act does, however, require banking regulators to consider a bank's record of compliance under the Bank Secrecy Act in acting on any application filed by a bank. As the Bank is subject to the provisions of the Bank Secrecy Act (i.e., reporting of cash transactions in excess of $10,000), the Banks's record of compliance in this area will be an additional factor in any applications filed by it in the future. To the Bank's knowledge, its record of compliance in this area is satisfactory.

Separately from the Gramm-Leach-Bliley Act and the USA PATRIOT Act, Congress is often considering additional financial industry legislation. The Corporation cannot predict how any new legislation, or new rules adopted by the federal banking agencies, may affect its business in the future.

Selected Statistical Information

Certain statistical information is included in this report as part of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 2. Properties

The Corporation's headquarters is located in the main office of F&M Trust at 20 South Main Street, Chambersburg, Pennsylvania. The Corporation owns one property in Franklin County, Pennsylvania that is used by F&M Trust for bank operations.

In addition to its main office, F&M Trust owns thirteen properties and leases one property, all of which are used for banking offices and operations. F&M Trust also leases four locations for off-site ATM facilities. The bank owns one property which is currently under construction as part of an expansion of the headquarters facility. This project is scheduled to be completed in the spring of 2002. All of the properties owned by the bank are located in Franklin and Cumberland Counties, Pennsylvania.

Item 3. Legal Proceedings

None

Item 4. Submission of Matters to a Vote of Security Holders

None

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market and Dividend Information

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is listed under the symbol "FRAF" on the OTC Electronic Bulletin Board, an automated quotation service. Current price information is available from account executives at most brokerage firms as well as the registered market makers of Franklin Financial Services Corporation common stock as listed below under Shareholders' Information.

There were 1,926 shareholders of record as of December 31, 2001. The range of high and low bid prices is shown below for the years 2001 and 2000. Also shown are the cash dividends declared for the same years.

Market and Dividend Information

	Price Range Per Share		
2001	**High**	**Low**	**Per Share Dividends Declared**
First quarter	**$17.63**	**$15.50**	**$0.20**
Second quarter	**22.00**	**16.88**	**0.22**
Third quarter	**23.75**	**22.35**	**0.22**
Fourth quarter	**24.75**	**24.00**	**0.22**
			$0.86

	Price Range Per Share		
2000	High	Low	Per Share Dividends Declared
First quarter	$20.25	$16.00	$0.18
Second quarter	16.63	15.50	0.18
Third quarter	16.75	16.38	0.20
Fourth quarter	16.88	15.50	0.20
			$0.76

Shareholders' Information

Dividend Reinvestment Plan:

Franklin Financial Services Corporation offers a dividend reinvestment program whereby shareholders with stock registered in their own names may reinvest their dividends in additional shares of the Corporation. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, P.O. Box 6010, Chambersburg, PA 17201-6010, telephone 717/264-6116.

Dividend Direct Deposit Program:

Franklin Financial Services Corporation offers a dividend direct deposit program whereby shareholders with registered stock in their own names may choose to have their dividends deposited directly into the bank account of their choice on the dividend payment date. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, P.O. Box 6010, Chambersburg, PA 17201-6010, telephone 717/264-6116.

Annual Meeting:

The Annual Shareholders' Meeting will be held on Tuesday, April 23, 2002, at the Lighthouse Restaurant, 4301 Philadelphia Avenue, Chambersburg, Pennsylvania. The Business Meeting will begin at 10:30 a.m. followed by a luncheon.

Website:

www.franklinfin.com

Stock Information:

The following brokers are registered as market makers of Franklin Financial Services Corporation's common stock:

Ferris Baker Watts	17 East Washington Street, Hagerstown, MD 21740	800/344-4413
RBC Dain-Rauscher	2101 Oregon Pike, Lancaster, PA 17601	800/646-8647
F.J. Morrissey & Co. Inc.	1700 Market Street, Suite 1420, Philadelphia, PA 19103-3913	215/563-3296
Ryan, Beck & Co.	3 Parkway, Philadelphia, PA 19102	800/223-8969

Registrar and Transfer Agent:

The registrar and transfer agent for Franklin Financial Services Corporation is Fulton Bank, P.O. Box 4887, Lancaster, PA 17604.

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Item 6. Selected Financial Data

Summary of Selected Financial Data (Dollars in thousands, except per share)	2001	2000	1999	1998	1997
Summary of operations					
Interest income	$31,296	$32,446	$29,407	$27,463	$26,244
Interest expense	15,773	17,916	15,002	13,151	12,225
Net interest income	15,523	14,530	14,405	14,312	14,019
Provision for loan losses	1,480	753	830	1,061	936
Net interest income after provision for loan losses	14,043	13,777	13,575	13,251	13,083
Noninterest income	5,690	5,051	4,502	4,658	3,932
Noninterest expense	12,851	12,715	11,810	11,600	11,262
Income before income taxes	6,882	6,113	6,267	6,309	5,753
Income tax	1,288	1,106	1,183	1,504	1,390
Net income	$5,594	$5,007	$5,084	$4,805	$4,363
Per common share					
Basic earnings per share	$2.09	$1.85	$1.86	$1.76	$1.59
Diluted earnings per share	$2.05	$1.81	$1.84	$1.74	$1.58
Regular cash dividends paid	$0.86	$0.76	$0.68	$0.62	$0.56
Special cash dividends paid	$ -	$ -	$0.40	$0.66	$ -
Balance sheet data					
End of year					
Total assets	$498,847	$465,985	$444,679	$425,001	$353,865
Loans, net	302,523	297,307	284,084	258,488	241,244
Deposits	354,043	357,209	333,310	326,579	274,555
Long-term debt	50,362	29,477	29,695	30,744	10,284
Shareholders' equity	45,265	43,201	39,260	39,901	36,305
Performance yardsticks (unaudited)					
Return on average assets	1.14%	1.10%	1.18%	1.29%	1.26%
Return on average equity	12.51%	12.56%	12.95%	12.58%	12.03%
Dividend payout ratio	41.95%	42.18%	59.38%	27.39%	88.27%
Average equity to average asset ratio	9.10%	8.77%	9.11%	10.24%	10.49%
Trust assets under management (unaudited)	$375,188	$405,995	$419,529	$401,064	$350,866

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies:

Disclosure of the Corporation's significant accounting policies is included in Note 1 to the consolidated financial statements. Certain of these policies are particularly sensitive requiring significant judgments, estimates and assumptions to be made by management. Additional information is contained in Management's Discussion and Analysis for the most sensitive of these issues, including the provision and allowance for loan losses.

Management in determining the allowance for loan losses makes significant estimates. Consideration is given to a variety of factors in establishing this estimate. In estimating the allowance for loan losses, management considers current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers' perceived financial and managerial strengths, the adequacy of the underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors.

The following discussion and analysis is intended to assist the reader in reviewing the financial information presented and should be read in conjunction with the consolidated financial statements and other financial data presented elsewhere herein.

Results of Operations: Summary

Franklin Financial Services Corporation reported a $587,000, or 11.7%, increase in earnings to $5,594,000 for the year ended December 31, 2001 compared to $5,007,000 for the year ended December 31, 2000. Net income recorded for the year ended December 31, 1999, was $5,084,000. Basic earnings per share were $2.09 for 2001 compared to $1.85 and $1.86 for 2000 and 1999, respectively. Diluted earnings per share were $2.05, $1.81 and $1.84 for the years 2001, 2000 and 1999, respectively. Return on average assets was 1.14% for 2001 versus 1.10% and 1.18% for 2000 and 1999, respectively. Return on average equity was 12.51% for 2001 versus 12.56% and 12.95% for 2000 and 1999, respectively. The Corporation's strong earnings results in 2001 were aided by the low interest rate environment which resulted in improved net interest margins, dramatic increases in mortgage origination volume and gains from the sale of mortgage loans to the secondary market. Partially offsetting the favorable effects of low interest rates was lower investment and trust services fees, which were down from last year largely due to lower market values of trust assets under management. Some asset quality issues arose during the year resulting in a $1.48 million charge to 2001 earnings for loan loss provision.

A more detailed discussion of the areas that had the greatest impact on the reported results for 2001 follows.

Net Interest Income

2001 versus 2000:

The most important source of the Corporation's earnings is net interest income which is defined as the difference between income on interest-earning assets and the expense of interest-bearing liabilities supporting those assets. Principal categories of interest-earning assets are loans and securities, while deposits, securities sold under agreements to repurchase (Repos), short-term borrowings and long-term debt are the principal categories of interest-bearing liabilities. For the purpose of this discussion, net interest income is adjusted to a fully taxable equivalent basis (see Table 1). This adjustment facilitates performance comparisons between taxable and tax-free assets by increasing the tax-free income by an amount equivalent to the Federal income taxes that would have been paid if this income were taxable at the Corporation's 34% Federal statutory rate.

Net interest income increased $1.045 million, or 6.62%, to $16.83 million in 2001. The net interest margin, which reflects interest rate spread plus the contribution of assets funded by noninterest-bearing sources of funds, showed a two basis point decrease to 3.69% in 2001 from 3.71% in 2000. Even though the historically low interest rate environment in 2001 caused the average rate on interest-bearing liabilities to decline more than the average yield on interest-earning assets, the net interest margin remained nearly flat because noninterest-bearing sources of funds declined as a percentage of interest-bearing assets.

Table 1. Net Interest Income
(Unaudited)

Net interest income, defined as interest income less interest expense, is shown in the following table:

(Amounts in thousands)	2001	% Change	2000	% Change	1999
Interest income	**$31,296**	**-3.54%**	$32,446	10.33%	$29,407
Interest expense	**15,773**	**-11.96%**	17,916	19.42%	15,002
Net interest income	**15,523**	**6.83%**	14,530	0.87%	14,405
Tax equivalent adjustment	**1,308**		1,256		1,375
Net interest income/fully taxable equivalent	**$16,831**	**6.62%**	$15,786	0.04%	$15,780

Net interest income is affected primarily by variations in the volume and mix of the Corporation's earning assets and interest-bearing liabilities as well as by changes in the level of interest rates as shown in Table 3. Strong growth in the volume of average interest-earning assets, up $31.3 million in 2001 versus 2000, and interest-bearing liabilities, up $30.58 million in 2001 versus 2000, accounted for $182,000 of the $1.045 million increase in net interest income in 2001. The steady decline in interest rates during 2001 contributed $863,000 of the $1.045 million increase in net interest income in 2001.

Short-term interest rates declined steadily during 2001 with the Fed reducing the Fed Funds rates 11 times. The average prime rate and Federal Funds rate in 2001 were 6.91% and 3.88 %, respectively, compared to 9.23% and 6.24%, respectively, in 2000. As short-term interest rates declined during 2001, the Corporation's net interest income was favorably affected since many of its liabilities are linked to short-term rates while more of its assets have longer-term fixed interest rates. The yield on interest-earning assets declined 79 basis points to 7.14% for the year ended December 31, 2001, compared to 7.93% for 2000. More than offsetting the lower yield on interest-earning assets was a larger decline of 91 basis points in the cost of interest-bearing liabilities from 4.87% in 2000 to 3.96% in 2001.

In July of 2001, the Bank added approximately $2.8 million in Bank Owned Life Insurance (BOLI) to the $6.0 million it purchased in 2000. This purchase increased the total BOLI to approximately $9.0 million and transferred an additional $2.8 million from interest-earning assets to other assets. Accordingly, income derived from BOLI is recorded in noninterest income and totaled almost $458,000 in 2001 as compared to $219,000 in 2000.

2000 vs. 1999:

Net interest income on a tax-equivalent basis was flat, increasing to $15.79 million in 2000 from $15.78 million in 1999. Short-term interest rates rose steadily during the first half of 2000 before they leveled off at mid-year. The average prime rate and Federal Funds rate in 2000 was 9.23% and 6.24%, respectively, compared to 8.00% and 4.95%, respectively, in 1999. The yield curve became inverted for much of the second half of the year with short-term rates being higher than long-term rates, which adversely affected net interest income. Many of the Corporation's liabilities are indexed to short-term rates while more of its assets have long-term fixed interest rates.

The growth of average interest-earning assets and interest-bearing liabilities slowed dramatically in 2000 versus 1999. In 2000, average interest-earning assets grew by $18.8 million versus $55.5 million in 1999 and interest-bearing liabilities grew $22.9 million in 2000 versus $55.0 million in 1999. The slower average balance sheet growth in 2000 versus 1999 was largely attributable to significantly less investment portfolio activity funded by long-term Federal Home Loan Bank borrowings that grew both sides of the balance sheet in 1999.

In June 2000, the Bank purchased Bank Owned Life Insurance (BOLI) which totaled $6.0 million. This transaction moved $6.0 million from interest-earning assets to other assets. Accordingly, income derived from this transaction is accounted for as noninterest income versus interest income. The Bank recorded approximately $219,000 in noninterest income from BOLI in 2000.

Table 2. Analysis of Net Interest Income
(Unaudited)

(Amounts in thousands)	2001 Average balance	2001 Income or expense	2001 Average yield/rate	2000 Average balance	2000 Income or expense	2000 Average yield/rate	1999 Average balance	1999 Income or expense	1999 Average yield/rate
Interest-earning assets:									
Interest-bearing obligations of other banks	**$17,307**	**$665**	**3.84%**	$3,106	$201	6.47%	$6,970	$354	5.08%
Investment securities									
Taxable	**98,326**	**5,032**	**5.12%**	82,726	5,437	6.57%	79,771	4,681	5.87%
Nontaxable	**35,930**	**2,663**	**7.41%**	42,189	3,074	7.29%	47,068	3,470	7.37%
Loans, net of unearned discount	**304,845**	**24,244**	**7.95%**	297,078	24,990	8.41%	272,470	22,277	8.18%
Total interest-earning assets	**456,408**	**32,604**	**7.14%**	425,099	33,702	7.93%	406,279	30,782	7.58%
Other assets	**35,018**			29,124			24,428		
Total assets	**$491,426**			$454,223			$430,707		
Interest-bearing liabilities:									
Deposits:									
Interest-bearing checking	**$44,829**	**$460**	**1.03%**	$42,369	$731	1.73%	$44,246	$887	2.00%
Money market deposit accounts	**107,695**	**3,614**	**3.36%**	86,061	4,618	5.37%	65,678	2,725	4.15%
Savings	**33,904**	**778**	**2.29%**	35,216	1,012	2.87%	38,305	1,079	2.82%
Time	**125,536**	**6,899**	**5.50%**	135,110	7,510	5.56%	138,265	7,250	5.24%
Total interest-bearing deposits	**311,964**	**11,751**	**3.77%**	298,756	13,871	4.64%	286,494	11,941	4.17%
Securities sold under agreements to repurchase	**43,077**	**1,561**	**3.62%**	34,872	2,125	6.09%	25,802	1,242	4.81%
Short term borrowings	**11**	**0**	**1.91%**	3,968	240	6.05%	510	29	5.69%
Long term debt	**43,133**	**2,461**	**5.71%**	30,009	1,680	5.60%	31,916	1,790	5.61%
Total interest-bearing liabilities	**398,185**	**15,773**	**3.96%**	367,605	17,916	4.87%	344,722	15,002	4.35%
Noninterest-bearing deposits	**44,520**			43,332			43,262		
Other liabilities	**4,018**			3,420			3,472		
Shareholders' equity	**44,703**			39,866			39,251		
Total liabilities and shareholders' equity	**$491,426**			$454,223			$430,707		
Net interest income/Net interest margin		**16,831**	**3.69%**		15,786	3.71%		15,780	3.88%
Tax equivalent adjustment		**(1,308)**			(1,256)			(1,375)	
Net interest income		**$15,523**			$14,530			$14,405	

All amounts have been adjusted to a tax-equivalent basis using a tax rate of 34%

Table 3. Rate-Volume Analysis of Net Interest Income
(Unaudited)

Table 3 attributes increases and decreases in components of net interest income either to changes in average volume or to changes in average rates for interest-earning assets and interest-bearing liabilities. Numerous and simultaneous balance and rate changes occur during the year. The amount of change that is not due solely to volume or rate is allocated proportionally to both.

	2001 Compared to 2000 Increase (Decrease) due to:			2000 Compared to 1999 Increase (Decrease) due to:		
(Amounts in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest earned on:						
Interest-bearing obligations in other banks	$576	($112)	$464	($232)	$79	($153)
Investment securities						
Taxable	921	(1,326)	(405)	178	578	756
Nontaxable	(463)	52	(411)	(356)	(40)	(396)
Loans	642	(1,388)	(746)	2,056	657	2,713
Total net change in interest income	$1,676	($2,774)	($1,098)	$1,646	$1,274	$2,920
Interest expense on:						
Interest-bearing checking	40	(311)	(271)	(36)	(120)	(156)
Money market deposit accounts	986	(1,990)	(1,004)	973	920	1,893
Savings accounts	(37)	(197)	(234)	(88)	21	(67)
Time deposits	(527)	(84)	(611)	(168)	428	260
Securities sold under agreements to repurchase	426	(990)	(564)	503	380	883
Short-term borrowings	(142)	(98)	(240)	209	2	211
Long-term debt	748	33	781	(107)	(3)	(110)
Total net change in interest expense	1,494	(3,637)	(2,143)	1,286	1,628	2,914
Increase (decrease) in net interest income	$182	$863	$1,045	$360	($354)	$6

Nonaccruing loans are included in the loan balances used to calculate the above rate volume analysis. The interest associated with these nonaccruing loans is not shown in the loan income numbers. All nontaxable interest income has been adjusted to a tax-equivalent basis, using a tax rate of 34%.

Provision for Loan Losses

The provision for loan losses charged against earnings in 2001 was $1,480,000 compared to $753,000 and $830,000 in 2000 and 1999, respectively. Net charge-offs totaled approximately $1.3 million in 2001 versus $745,000 and $520,000 in 2000 and 1999, respectively. Management performs a monthly analysis of the loan portfolio considering current economic conditions and other relevant factors to determine the adequacy of the allowance for loan losses. For more information, refer to the asset quality discussion and Tables 11, 12 and 13.

Noninterest Income and Expense

2001 versus 2000:

Noninterest income, excluding securities gains, grew $768,000, or 16.50%, to $5.42 million for the year ended December 31, 2001, compared to the same period ended December 31, 2000. Investment and trust services fees recorded a decrease of $170,000, or 7.11% to $2.22 million for 2001 compared to $2.39 million for 2000. Lower market values and transfers of wealth from one generation to the next in 2001 were the primary contributors to the slow growth in investment and trust services fees. Trust assets under management declined approximately $31.0 million to $375.2 million at December 31, 2001 from $406.0 million at December 31, 2000. Partially offsetting the decrease in traditional investment and trust services fees was growth in revenues from the sale of investments through the Bank's Personal Investment Center (PIC). In 2001, revenues from the PIC grew 53.5% to $190,000 from $124,000 in 2000. PIC revenues are included in investment and trust services fees. Service charges and fees were up $688,000, or 34.5%, to $2.68 million for the year ended December 31, 2001 as compared to $2.0 million for 2000. Mortgage banking activity more than doubled in 2001 versus 2000 and accounted for almost 90.0% of the growth in service charges and fees. Other income grew $250,000 to $518,000 in 2001 from $268,000 in 2000. Contributing to the increase in other income in 2001 was a gain on the sale of the Bank's credit card portfolio, approximately $70,000, income from the Bank's investment in a title insurance agency, $27,000, and higher levels of BOLI income, $458,000 versus $219,000 in 2000. Partially offsetting this increase were losses of approximately $40,000 recorded from the sale of other real estate and other repossessed assets. The Corporation realized securities gains totaling $267,000 for the year ended December 31, 2001, compared to $396,000 for the same period ended December 31, 2000.

Total noninterest expense grew $136,000, or 1.06%, to $12.8 million for the year ended December 31, 2001, from $12.7 million for the year ended December 31, 2000. Salaries and commissions increased approximately $73,000 in 2001 to $5.8 million from $5.7 million in 2000 due to cost of living adjustments and merit increases for nonexempt employees who do not participate in the "pay for performance" program. Benefits expense decreased approximately $208,000 in 2001 as compared to 2000. Modest increases in "pay for performance" expense, up $34,500, and health insurance, up $40,500, were more than offset by lower training costs, down $54,000, and higher deferred costs related to a significant increase in mortgage banking activities, $228,000. Although all other noninterest expense categories showed modest increases year over year, some more notable items in other expense warrant comment. Intangible amortization expense was $51,000 higher in 2001 than in 2000 due to an acceleration of the amortization, correspondent service charges were $28,000 higher, MAC ATM activity was $79,000 higher, postage was $31,000 higher, and telephone expense was $23,500 higher. All of these increases were more than offset by a $189,000 decrease in expense for 2001 relating to loan collection and the sale of some nonperforming loans in 2000.

2000 versus 1999:

Total noninterest income, excluding securities gains, grew $442,000, or 10.49%, to $4.65 million for the year ended December 31, 2000, compared to the same period ended December 31, 1999. Lower market values and reduced estate fees in 2000 contributed to the slow growth in trust and investment services fees which grew a very modest $64,000 to $2.4 million. Contributors to the $175,000 increase to almost $2.0 million in service charge and fee income for 2000 versus 1999, were the implementation of an ATM access fee for noncustomers, adding $130,000, higher debit card and point-of-sale activity, adding an extra $28,000, and a new method of processing official checks which added $17,000. Other income grew $203,000 to $268,000 in 2000 from $65,000 in 1999. Income from bank-owned life insurance purchased in June, 2000, provided $219,000. The Corporation recognized securities gains totaling $396,000 in 2000, up $107,000 from the $289,000 recognized in 1999.

In 2000, total noninterest expense increased $905,000, or 7.66%, to $12.7 million compared to $11.8 million in 1999. Salaries and benefits expense and other expense were the primary drivers of noninterest expense growth for the year. Salaries and commissions remained steady at $5.7 million in 2000 versus $5.8 million in 1999. More than offsetting the small decrease in salaries and commissions was an increase of $476,000, or 78.7%, to $1.1 million in benefits. A smaller pension expense credit of $319,000 in 2000 versus $396,000 in 1999 and higher expense for employee incentive programs including the "pay for performance" totaling approximately $460,000 in 2000 versus approximately $318,000 in 1999 increased benefit expense by approximately $219,000 in 2000 versus 1999. In addition, the Bank deferred approximately $215,000 less in loan origination costs in 2000 versus 1999. Such costs reduced salaries and benefits by $491,000 in 2000 as compared to $706,000 in 1999. The decrease in deferred costs is result of fewer mortgage and consumer loan originations.

Other noninterest expense increased $381,000, or 18.8%, to $2.4 million in 2000 compared to $2.0 million in 1999. A loss on the sale of several nonperforming loans totaling approximately $138,000, increases in OREO expense and loan collection expense totaling $42,000 and $88,000, respectively, accounted for the majority of the increase. In addition, increases of $77,000 in ATM expense and $36,000 in multiple expense categories contributed to the increase in other noninterest expense.

Provision for Income Taxes

Federal income tax expense equaled $1.29 million in 2001 compared to $1.11 million and $1.18 million in 2000 and 1999, respectively. The Corporation's effective tax rate for the years ended December 31, 2001, 2000 and 1999 was 18.7%, 18.1% and 18.9%, respectively. An increase in tax-free income including earnings on the bank-owned life insurance over the past two years relative to pretax income was primarily responsible for the stable effective tax rate over the three-year period. For a more comprehensive analysis of Federal income tax expense refer to Note 10 of the accompanying financial statements.

Financial Condition

One method of evaluating the Corporation's condition is in terms of its uses and sources of funds. Assets represent uses of funds while liabilities represent sources of funds. At December 31, 2001, total assets reached $498.85 million, an increase of $32.8 million, or 7.05%, compared to $465.99 million at December 31, 2000. Table 2 presents average balances of the Corporation's assets and liabilities over a three-year period. The following financial condition discussion will reference the average balance sheet in Table 2 unless otherwise noted.

Investment Securities:

The Corporation invests in both taxable and tax-free securities as part of its asset/liability management. All securities were classified as available for sale at December 31, 2001 and 2000. In 2001, investment securities averaged $134.3 million versus $124.9 million in 2000, an increase of 7.48%. Average nontaxable securities were down by $6.3 million to $35.9 million in 2001 while average taxable securities were up $15.6 million to $98.3 million. In the first half of 2001, the Bank sold nontaxable securities totaling approximately $5.8 million in order to manage the Corporation's tax position as it relates to the alternative minimum tax. These sale transactions were necessary due to the purchase of approximately $9.0 million in Bank Owned Life Insurance (BOLI). BOLI produces tax-free income and at the same time provides enhanced life insurance benefits for Bank officers. To offset the reduction in nontaxable investments, the Bank purchased more taxable investments. With the exception of two non-rated securities with a market value of $1.2 million, the investment portfolio is made up entirely of investment grade securities.

Table 4. Investment Securities at Amortized Cost
(Unaudited)

The following tables present amortized costs of investment securities by type at December 31 for the past three years:

	Amortized cost		
	2001	2000	1999
Equity Securities	$5,751	$5,469	$5,423
U.S. Treasury securities and obligations of U.S. Government agencies and corporations	14,953	10,459	13,982
Obligations of state and political subdivisions	35,043	43,832	48,271
Corporate debt securities	19,608	14,057	11,586
Mortgage-backed securities	17,185	30,157	31,320
Other, primarily asset-backed securities	54,304	20,613	20,606
	$146,844	$124,587	$131,188

Table 5. Maturity Distribution of Investment Portfolio
(Unaudited)

The following presents an analysis of investments in securities at December 31, 2001 by maturity, and the weighted average yield for each maturity presented. The yields presented in this table are presented on a tax-equivalent basis and have been calculated using the amortized cost.

	One year or less		After one year through five years		After five years through ten years		After ten years		Total	
(Amounts in thousands)	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield
Available for Sale										
U.S. Treasury securities & obligations of U.S. Government agencies & corporations	$6,042	5.05%	$8,055	3.22%	$1,014	6.52%	$ -	- %	$15,111	4.17%
Obligations of state & political subdivisions	403	5.32%	2,232	6.28%	3,586	5.94%	28,747	5.06%	34,968	5.23%
Corporate debt securities	3,504	4.78%	10,596	4.46%	1,962	7.33%	3,523	4.54%	19,585	4.82%
Mortgage-backed securities	624	5.61%	4,127	5.88%	2,501	5.85%	10,207	5.99%	17,459	5.93%
Other, primarily asset-backed securities	60	2.38%	2,486	4.86%	40,059	2.51%	11,907	2.61%	54,512	2.64%
Equity securities	-	-	-	-	-	-	6,307	4.91%	6,307	4.91%
	$10,633	5.00%	$27,496	4.88%	$49,122	5.16%	$60,691	5.18%	$147,942	5.11%

Table 6. Loan Portfolio
(Unaudited)

The following table presents an analysis of the Bank's loan portfolio for each of the past five years:

	December 31				
(Amounts in thousands)	**2001**	2000	1999	1998	1997
Real estate (primarily first mortgage residential loans)	**$90,419**	$102,771	$101,426	$92,293	$82,989
Real estate - construction	**2,899**	1,909	3,670	3,567	2,480
Commercial, industrial and agricultural	**153,362**	134,413	123,021	108,540	103,471
Consumer (including home equity lines of credit)	**59,894**	62,081	59,826	57,637	55,608
Total loans	**306,574**	301,174	287,943	262,037	244,548
Less: Allowance for loan losses	**(4,051)**	(3,867)	(3,859)	(3,549)	(3,304)
Net loans	**$302,523**	$297,307	$284,084	$258,488	$241,244

Loans:

Total loans averaged $304.8 million in 2001 versus $297.1 million in 2000, an increase of 2.61%. As reflected in Table 6, the growth in the loan portfolio in 2001 occurred mostly in the commercial, industrial and agricultural category, which was up $18.9 million to $153.3 million at December 31, 2001, compared to $134.4 million at December 31, 2000. Growth in this arena has come from local municipalities and increased market penetration to small and medium sized businesses. In addition, the Corporation continues to look for opportunities to participate in commercial loans with other financial institutions within the region. The historically low interest rate environment in 2001 provided the stimulus for a significant increase in the volume of mortgage originations, refinances as well as purchase and construction mortgages. Residential mortgage activity more than doubled in 2001 with mortgages closed totaling $57.2 million in 2001 as compared to $27.2 million in 2000. Despite the dramatic increase in mortgage activity in 2001, the Corporation reported a decline of $11.3 million to $93.3 million in real estate and real estate construction loan balances at December 31, 2001 compared to $104.7 million at December 31, 2000. This decline is due to a large volume of mortgage loans being sold in the secondary market. Consumer loans showed a decrease of $2.2 million, or 3.5%, to $59.9 million at December 31, 2001 from $62.1 million at December 31, 2000. The unemployment and underemployment within the local economy and the zero interest rate financing offered by automobile manufacturers in the last quarter of 2001 contributed to the decline in consumer loans outstanding.

Table 7. Maturities and Interest Rate Terms of Selected Loans
(Unaudited)

Stated maturities (or earlier call dates) of selected loans as of December 31, 2001 are summarized in the table below. Residential mortgages and consumer loans are excluded from the presentation.

(Amounts in thousands)	Within one year	After one year but within five years	After five years	Total
Loans:				
Real estate - construction	$2,899	$ -	$ -	$2,899
Commercial, industrial and agricultural	20,483	57,433	75,446	153,362
	$23,382	$57,433	$75,446	$156,261

The following table shows for the above loans the amounts which have predetermined interest rates and the amounts which have variable interest rates at December 31, 2001:

	After one year but within five years	After five years
Loans with predetermined rates	$36,989	$48,404
Loans with variable rates	20,444	27,042
	$57,433	$75,446

Other assets:

Average Other assets increased $5.8 million, or 20.2%, to $35.0 million in 2001. Included in average Other assets are Cash and Due from Banks, Premises and Equipment and Other Assets. The growth in average Other assets in 2001 versus 2000 came primarily from increases in premises and equipment and the purchase of Bank Owned Life Insurance (BOLI). Premises and equipment were up $2.1 million to $9.3 million at December 31, 2001, from $7.2 million at December 31, 2000. A major expansion of the Memorial Square location, which occurred entirely in 2001, to house more of the back-office operations under one roof, accounted for the increase in premises and equipment in 2001 versus 2000. The purchase of $6.0 million in BOLI in June 2000, plus an additional $2.8 million purchase in July 2001 also contributed to the growth in average other assets. BOLI was purchased in order to enhance benefits to a designated group of officers and as an attractive tax-free investment that will provide approximately $27 million in death benefit coverage on the lives of those officers.

Table 8. Time Deposits of $100,000 or More
(Unaudited)

The maturity of outstanding time deposits of $100,000 or more at December 31, 2001 is as follows:

(Amounts in thousands)	Amount
Maturity distribution:	
Within three months	$6,077
Over three through six months	3,133
Over six through twelve months	4,245
Over twelve months	7,752
Total	**$21,207**

Deposits and Borrowings:

Funding for asset growth in 2001 came from deposits, Securities sold under agreements to repurchase (Repos) and long-term debt. Average interest-bearing deposits and Repos grew $21.4 million, or 6.41%, to $355.0 million in 2001 from an average of $333.6 million in 2000. The growth in deposits came primarily from money market accounts, which were up $21.6 million in 2001 versus 2000. Average savings and time deposits showed decreases in volume totaling $10.9 million in 2001 versus 2000. Average noninterest-bearing demand deposit volume showed a modest increase of $1.2 million year over year. The growth in average Repos continued to be strong in 2001 with an increase of $8.2 million, or 23.5%, to $43.1 million in 2001 from $34.8 million in 2000. Repos represent corporate and municipal cash management accounts. The Bank also entered into both short-term and long-term debt arrangements with the FHLB. In 2001, short-term borrowings averaged $ 11,000 and long-term debt averaged $43.1 million as compared to $4.0 million and $30.0 million, respectively, in 2000. In 2001, the Bank utilized the FHLB source of funds to fund $10 million in SLMA floating rate securities as part of its asset/liability strategy to add more floating rate assets and more fixed rate liabilities to the balance sheet. In addition the Bank uses the FHLB source of funds to match-fund large loan requests. At December 31, 2001, the Corporation's outstanding debt with the FHLB was $52.4 million.

Table 9. Short-Term Borrowings and Securities Sold Under Agreements to Repurchase
(Unaudited)

(Amounts in thousands)	2001		2000		1999	
	Short-Term Borrowings	Repurchase Agreements	Short-Term Borrowings	Repurchase Agreements	Short-Term Borrowings	Repurchase Agreements
Ending balance	$2,100	$42,263	$-	$33,036	$12,500	$27,182
Average balance	11	43,077	3,968	34,872	510	25,802
Maximum month-end balance	2,100	50,283	15,800	41,728	12,500	33,496
Weighted-average interest rate on average balances	1.91%	3.62%	6.05%	6.09%	5.69%	4.81%

Shareholders' Equity:

Shareholders' equity totaled $45.3 million at December 31, 2001, an increase of $2.1 million from $43.2 million at December 31, 2000. The increase in retained earnings of $3.2 million was partially offset by the acquisition of $1.3 million of Treasury stock. Cash dividends declared by the Board of Directors in 2001 and 2000 totaled $.86 and $.76 per common share, respectively.

On March 8, 2001, the Board of Directors authorized the repurchase of up to 75,000 shares of the Corporation's common stock over a twelve-month period ending in March 2002. Treasury stock repurchased can be used for general corporate purposes including stock dividends and splits, employee benefit and executive compensation plans, and the dividend reinvestment plan. In 2001,under this program, the Corporation repurchased 46,580 shares for approximately $996,000. Subsequent to year-end an additional 19,788 shares were repurchased under this program at a cost of approximately $492,000. In March 2000, the Board of Directors authorized a similar plan over a twelve-month period that ended March 2001. In 2001, under the March 2000 program, the Corporation repurchased 16,932 shares for approximately $280,000. Total shares repurchased in 2001, under both programs totaled 63,512. At December 31, 2001 and 2000, the Corporation held Treasury shares totaling 337,138 and 287,373, respectively, that were acquired through Board authorized stock repurchase programs.

On March 7, 2002, the Board of Directors approved a new stock repurchase program that authorized the repurchase of up to 50,000 shares of the Corporation's common stock over a twelve-month period ending in March 2003. This program is the same as earlier repurchase programs authorized by the Board of Directors.

A strong capital position is important to the Corporation and provides a solid foundation for the future growth of the Corporation. A strong capital position also instills confidence in the Bank by depositors, regulators and investors, and is considered essential by management.

Common measures of adequate capitalization for banking institutions are capital ratios. These ratios indicate the proportion of permanently committed funds to the total asset base. Guidelines issued by Federal and State regulatory authorities require both banks and bank holding companies to meet minimum leverage capital ratios and risk-based capital ratios.

The leverage ratio compares Tier 1 Capital to total balance sheet assets while the risk-based ratio compares Tier 1 and total capital to risk-weighted assets and off-balance-sheet activity in order to make capital levels more sensitive to the risk profiles of individual banks.

Current regulatory capital guidelines call for a minimum leverage ratio of 4.0% and minimum Tier 1 and total capital ratios of 4.0% and 8.0%, respectively. Well capitalized banking institutions are determined to have leverage capital ratios greater than or equal to 5.0% and Tier 1 and total capital ratios greater than or equal to 6.0% and 10.0%, respectively.

Tier 1 capital is composed of common stock, additional paid-in capital, retained earnings and the effect of unrealized losses on available for sale equity securities, reduced by goodwill and other intangible assets.

Total capital is composed of Tier 1 capital plus the allowable portion of the allowance for loan losses. Table 10 presents the capital ratios for the consolidated Corporation at December 31, 2001, 2000 and 1999. At year-end, the Corporation and its banking subsidiary exceeded all regulatory capital requirements. For additional information on capital adequacy refer to Note 2 of the accompanying financial statements.

Table 10. Capital Ratios
(Unaudited)

	December 31		
	2001	2000	1999
Risk-based ratios			
Tier 1	**11.98%**	12.62%	12.65%
Total capital	**13.15%**	13.79%	13.89%
Leverage Ratio	**8.79%**	8.99%	8.72%

Local Economy:

The conditions within the Corporation's market area weakened somewhat in 2001 as compared to 2000. This is reflected in the unemployment rate for Franklin County, which is the Bank's primary market area. Although economic forecasts signal a better year for area manufacturing firms in 2002, the January 2002 unemployment rate for Franklin County was 5.7 percent, up from 4.4 percent in January 2001. The economic optimism for the local Franklin County area is driven by a significant increase in orders for local manufacturing firms and two new distribution centers that are expected to employ 1,000 people.

The weakened economic conditions in the County mirrored the unemployment rates for the State and the Nation. Jobless rates for the state and nation were reported to be 5.6 percent in January 2002.

Table 11. Allocation of the Allowance for Loan Losses
(Unaudited)

The following table shows allocation of the allowance for loan losses by major loan category and the percentage of the loans in each category to total loans at year-end:

	December 31									
	2001		2000		1999		1998		1997	
(Amounts in thousands)	**$**	**%**	$	%	$	%	$	%	$	%
Real Estate	**200**	**30**	200	35	279	36	239	39	251	37
Commercial, industrial and agricultural	**3,001**	**50**	2,667	44	2,480	43	1,779	39	1,489	40
Consumer	**850**	**20**	1,000	21	1,100	21	1,531	22	1,564	23
	$4,051	**100%**	$3,867	100%	$3,859	100%	$3,549	100%	$3,304	100%

Table 12. Nonperforming Assets
(Unaudited)

The following table presents an analysis of nonperforming assets for each of the past five years.

(Amounts in thousands)	December 31 2001	2000	1999	1998	1997
Nonaccrual loans	$1,906	$576	$3,131	$1,325	$1,148
Loans past due 90 days or more (not included above)	948	369	451	314	564
Restructured loans	-	-	-	-	-
Total nonperforming loans	2,854	945	3,582	1,639	1,712
Foreclosed real estate	1,248	1,402	306	527	185
Total nonperforming assets	$4,102	$2,347	$3,888	$2,166	$1,897
Nonperforming loans to total loans	0.93%	0.31%	1.24%	0.63%	0.71%
Nonperforming assets to total assets	0.82%	0.50%	0.87%	0.51%	0.54%
Allowance for loan losses to nonperforming loans	141.94%	409.21%	107.73%	216.53%	192.99%

It is the Corporation's policy to evaluate the probable collectibility of principal and interest due under terms of loan contracts for all loans 90 days or more past due or restructured loans. Further, it is the Corporation's policy to discontinue accruing interest on loans that are not adequately secured and not expected to be repaid in full or restored to current status. Upon determination of nonaccrual status, the Corporation subtracts any current year accrued and unpaid interest from its income, and any prior year accrued and unpaid interest from the Corporation's allowance for loan losses. The Corporation has no foreign loans.

Asset Quality:

Asset quality as measured by nonperforming assets deteriorated at year-end 2001 from year-end 2000 (see Table 12). The two components of nonperforming assets are nonperforming loans (nonaccrual loans, loans past due 90 days or more and restructured loans) and foreclosed real estate.

At year-end 2001, nonperforming assets increased $1.76 million, or 74.77%, to $4.1 million from $2.3 million at year-end 2000. Nonperforming assets as a percentage of total assets were 32 basis points higher at December 31, 2001, moving to .82% from .50% at December 31, 2000. The increase in nonperforming assets was driven primarily by two commercial credits that moved into nonaccrual in 2001 and higher mortgage delinquency in the 90 days and over category at December 31, 2001. Somewhat offsetting this increase was a decrease of $154,000 in foreclosed real estate.

Total nonperforming loans increased $1.9 million, or 202.0%, to $2.8 million at December 31, 2001, from $.9 million at December 31, 2000. Nonaccrual loans increased $1.3 million, or 230.9%, to $1.9 million at year-end 2001 from $576,000 at year-end 2000, due in large part to the addition of the two large commercial credits mentioned above. Loans past due 90 days or more increased $579,000, or 156.9%, to $948,000 at December 31, 2001 compared to $369,000 at December 31, 2000. Total nonperforming loans as a percentage of total loans increased to .93% at December 31, 2001 from .31% at December 31, 2000. Unemployment and underemployment in the local economy were largely responsible for the increase in past due loans 90 days and over at year-end 2001.

At December 31, 2001, there were approximately $2.1 million of potential problem loans. These loans are not included in nonperforming loans. However, due to deterioration in the borrower's financial condition, management has serious doubts of the borrorwer's ongoing ability to comply with the present repayment terms.

Net charge-offs for the year ended December 31, 2001, totaled $1.30 million and represented an increase of $551,000, or 73.9% for 2001 versus 2000. Commercial loan net charge-offs represented 66.0% of the total net charge-offs while consumer and real estate net charge-offs represented 24.4% and 9.6%, respectively.

As shown in Table 13, commercial net charge-offs totaled $855,000 and drove the increase in net charge-offs in 2001 versus 2000. The increase in commercial net charge-offs was largely due to one of the two commercial credits mentioned above. Consumer net charge-offs totaled $316,000 and showed a slight increase of $13,000 in 2001 versus 2000. A major factor contributing to consumer net charge-offs in 2001 and 2000 was personal bankruptcy filings. Although real estate net charge-offs decreased $140,000 to $125,000 for 2001 as compared to $265,000 in 2000 there was a change in the type of real estate loans charged off. In 2001, real estate net charge-offs were primarily related to residential real estate loans. In 2000, real estate net charge-offs were primarily commercial real estate loans.

The allowance for loan losses, which equaled $4.05 million at December 31, 2001, versus $3.87 million at December 31, 2000, recorded little growth. The allowance was 1.32% and 1.28% of total loans at December 31, 2001 and 2000, respectively, and provided coverage for nonperforming loans of 1.4 times and 4.1 times, respectively.

Management utilizes a loan loss reserve analysis to verify the adequacy of the allowance for loan losses. This analysis has two components, specific and general allocations. Collateral values discounted for market conditions and selling costs are used to establish specific allocations. The Bank's historical loan loss experience, delinquency rates, and general economic conditions are used to establish general allocations for the remainder of the loan portfolio. Management monitors the adequacy of the allowance on a monthly basis and reports its adequacy assessment to the Board of Directors monthly.

Maintaining asset quality is an essential element of the Corporation's financial performance. Accordingly, improving asset quality to reduce net charge-offs is a strategic objective of the Corporation. To achieve this objective, management's plan of action includes a comprehensive reassessment of its credit underwriting standards and procedures.

Table 13. Allowance for Loan Losses
(Unaudited)

The following table presents an analysis of the allowance for loan losses for each of the past five years.

(Amounts in thousands)	December 31 2001	2000	1999	1998	1997
Balance at beginning of year	$3,867	$3,859	$3,549	$3,304	$3,060
Charge-offs:					
Commercial, industrial and agricultural	(862)	(222)	(69)	(189)	(113)
Consumer	(374)	(371)	(469)	(688)	(637)
Real estate	(127)	(289)	(90)	(84)	(32)
Total charge-offs	(1,363)	(882)	(628)	(961)	(782)
Recoveries:					
Commercial, industrial and agricultural	7	45	64	63	11
Consumer	58	68	44	82	79
Real estate	2	24	-	-	-
Total recoveries	67	137	108	145	90
Net charge-offs	(1,296)	(745)	(520)	(816)	(692)
Provision for loan losses	1,480	753	830	1,061	936
Balance at end of year	$4,051	$3,867	$3,859	$3,549	$3,304
Ratios:					
Net loans charged off as a percentage of average loans	0.43%	0.25%	0.19%	0.32%	0.29%
Net loans charged off as a percentage of the provision for loan losses	87.57%	98.94%	62.65%	76.91%	73.93%
Allowance as a percentage of loans	1.32%	1.28%	1.34%	1.35%	1.35%

Liquidity

The Corporation must meet the financial services needs of the customers that it serves, while providing a satisfactory return on the shareholders' investment. In order to accomplish this, the Corporation must maintain sufficient liquidity in order to respond quickly to the changing level of funds required for both loan and deposit activity. The goal of liquidity management is to meet the ongoing cash flow requirements of depositors who want to withdraw funds and of borrowers who request loan disbursements. Historically, the Corporation has satisfied its liquidity needs from earnings, repayment of loans and amortizing investment securities, maturing investment securities, deposit growth and its ability to borrow through existing lines of credit. All investments are classified as available for sale; therefore, these securities are an additional source of readily available liquidity.

Growth in deposits and repos generally provide a major portion of the funds required to meet increased loan demand. At December 31, 2001, total deposits and Repos reached $396.3 million, an increase of $6.1 million. Another primary source of available liquidity for the Bank is a line of credit with the Pittsburgh Federal Home Loan Bank (FHLB). At December 31, 2001, the Bank had approximately $87 million available on its line of credit with the FHLB that it could borrow to meet any liquidity needs. Short-term borrowings with the FHLB at December 31, 2001 totaled $2.1 million and averaged $11,000 during the year. Table 9 presents specific information concerning short-term borrowings and repos.

The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present any significant liquidity risk to the Corporation. Unused commitments and standby letters of credit totaled $75.2 million and $1.9 million, respectively, at December 31, 2001(refer to Note 17 for more information).

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Corporation has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity.

The following table represents the Corporation's aggregate on and off balance sheet contractual obligations to make future payments.

Contractual Obligations

(Amounts in thousands)	December 31, 2001				
	Less than 1 year	1 – 3 years	4 -5 years	Over 5 years	Total
Time Deposits	$70,702	$37,959	$11,015	$ 243	$119,919
Long-Term Debt	763	8,067	10,324	31,208	50,362
Operating Leases	164	220	166	31	581
Total	**$71,629**	**$46,246**	**$21,505**	**$31,482**	**$170,862**

The Corporation is not aware of any known trends or any known demands, commitments, events or uncertainities which would result in any material increase or decrease in liquidity.

Market Risk

In the course of its normal business operations, the Corporation is exposed to certain market risks. The Corporation has no foreign currency exchange rate risk, no commodity price risk or material equity price risk. However, it is exposed to interest rate risk. Financial instruments, which are sensitive to changes in market interest rates, include fixed and variable-rate loans, fixed-income securities, derivatives, interest-bearing deposits and other borrowings. All interest rate risk arises in connection with financial instruments entered into for purposes other than trading.

Changes in interest rates can have an impact on the Corporation's net interest income and the economic value of equity. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income and economic value of equity to changing interest rates in order to achieve consistent earnings that are not contingent upon favorable trends in interest rates.

The Corporation uses several tools to measure and evaluate interest rate risk. One tool is interest rate sensitivity or gap analysis. Gap analysis classifies assets and liabilities into maturity and repricing time intervals. The interest rate gap, the difference between maturing or repricing assets and liabilities, provides management with an indication of how different interest rate scenarios will impact net interest income. Table 14 presents a gap analysis of the Corporation at December 31, 2001 and 2000. Positive gaps in the under one-year time intervals suggest that, all else being equal, the Corporation's near-term earnings would rise in a higher interest rate environment and decline in a lower rate environment. Negative gaps suggest the opposite result.

Another tool for analyzing interest rate risk is financial simulation modeling which captures the impact of not only changing interest rates but also other sources of cash flow variability including loan and securities prepayments, loan repricing, deposit repricing and customer preferences. Financial simulation modeling forecasts both net interest income and the economic value of equity under a variety of different interest rate environments. Economic value of equity is defined as the estimated discounted present value of assets minus the discounted present value of liabilities and is a surrogate for long-term earnings. The Corporation regularly measures the effects of an up or down 200-basis point "rate shock" which is deemed to represent the outside limits of any reasonably probable movement in market interest rates during a one-year time frame. As indicated in Table 15, the financial simulation analysis revealed that as of December 31, 2001 prospective net interest income over a one-year time period would be adversely affected by either higher or lower market interest rates. The economic value of equity would be adversely affected by lower market interest rates but favorably affected by higher interest rates. The Corporation establishes tolerance guidelines for these measures of interest rate sensitivity. As of December 31, 2001 the Corporation was slightly outside the prescribed tolerance range for economic value of equity sensitivity to lower market interest rates but within the prescribed tolerance for net interest income sensitivity.

Computations of the prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments and deposit repricing. Certain shortcomings are inherent in the computation of discounted present value and, if key relationships do not unfold as assumed, actual values may differ from those presented. Further, the computations do not contemplate any actions management could undertake in response to changes in market interest rates.

In 1999, the Bank entered into an interest rate cap transaction with a notional amount of $5 million and term of five years. The cap was purchased to hedge the Corporation's exposure to the impact of higher rates on its variable-rate funding sources. At December 31, 2001, the fair value of the cap was $50,000, as compared to $76,000 at December 31, 2000. The decrease in fair value was recognized in comprehensive income, net of tax. See Note 11 for additional information on comprehensive income.

During 2001, the Bank entered into three interest rate swap transactions with an aggregate notional amount of $20.0 million and terms ranging from three years to seven years. According to the terms of each transaction, the Bank pays fixed-rate interest payments and receives floating-rate payments. The swaps were entered into to hedge the Corporation's exposure to higher interest rates on its variable-rate funding sources. At December 31, 2001, the fair value of the swaps was ($704,000) as compared to a fair value of zero at inception. The decrease in fair value was recognized in comprehensive income, net of tax. See Note 11 for additional information on comprehensive income.

The Board of Directors has given bank management authorization to enter into additional derivative activity including interest rate swaps, caps and floors, forward-rate agreements, options and futures contracts in order to hedge interest rate risk. The Bank is exposed to credit risk equal to the positive fair value of a derivative instrument, if any, as a positive fair value indicates that the counterparty to the agreement owes the Bank. To limit this risk, counterparties must have an investment grade long-term debt rating and per-counterparty credit exposure is limited by Board established parameters. Management anticipates continuing to use derivatives, as permitted by its Board-approved policy, to manage interest rate risk.

Table 14. Interest Rate Sensitivity Analysis
(Unaudited)

(Amounts in Thousands)	2001 Interest Rate Sensitivity Gaps 1-90 Days	91-181 Days	182-365 Days	1-5 Years	Beyond 5 Years	Total
Interest-earning assets:						
Interest -bearing deposits in other banks	$ 2,108	$ -	$ -	$ -	$ -	$ 2,108
Investment securities	82,541	4,886	6,989	17,139	36,387	147,942
Loans, net of unearned income	88,148	16,362	30,577	104,261	67,226	306,574
Interst rate cap	-	-	-	50	-	50
Total interest-earning assets	$172,797	$21,248	$37,566	$121,450	$103,613	$456,674
Interest-bearing liabilities:						
Interest-bearing checking	$ -	$ -	$ -	$ -	$48,235	$48,235
Money market deposit accounts	99,820	-	-	-	2,495	102,315
Savings	2,770	-	-	-	33,545	36,315
Time	22,157	18,824	29,721	48,974	243	119,919
Federal funds purchased and securities sold under agreement to repurchase	42,263	-	-	-	-	42,263
Short tem borrowings	2,100	-	-	-	-	2,100
Long term debt	151	151	461	18,391	31,208	50,362
Interest rate swaps	-	-	-	467	237	704
Total interest-bearing liabilities	$169,261	$18,975	$30,182	$67,832	$115,963	$402,213
Interest rate gap	$3,536	$2,273	$7,384	$53,618	($12,350)	$54,461
Cumulative interest rate gap	$3,536	$5,809	$13,193	$66,811	$54,461	$108,922

Note 1: The maturity/repricing distribution of investment securities is based on the maturity date for nonamortizing, noncallable securities; probable exercise/non-exercise of call option for callable securities; and estimated amortization based on industry experience for amortizing securities.

Note 2: Distribution of loans is based on contractual repricing/repayment terms adjusted for expected prepayments based on historical patterns.

Note 3: Interest-bearing checking, MMDA and savings accounts are non-maturity deposits which are distributed in accordance with contractual repricing terms and historical correlation to market interest rates.

Note 4: Long term debt reflects payments on amortizing Federal Home Loan Bank notes.

Table 15. Sensitivity to Change in Market Interest Rates
(Unaudited)

	2001 Future Interest Rate Scenarios				
(Amounts in Thousands)	-200 bps	-100 bps	Unchanged	+100 bps	+200 bps
Prospective one-year net interest income (NII):					
Change	$15,514	$15,949	$15,960	$15,732	$15,512
Percent change	-2.8%	-0.1%	—	-1.4%	-2.8%
Board policy limit	-7.5%	-3.8%	—	-3.8%	-7.5%
Economic value of portfolio equity (EVE):					
Change	$42,486	$48,190	$53,151	$55,059	$54,564
Percent change	-20.1%	-9.3%	—	3.6%	2.7%
Board policy limit	-20.0%	-10.0%	—	-10.0%	-20.0%

	2000 Future Interest Rate Scenarios				
(Amounts in Thousands)	-200 bps	-100 bps	Unchanged	+100 bps	+200 bps
Prospective one-year net interest income (NII):					
Change	$14,385	$14,718	$14,684	$14,359	$13,906
Percent change	-2.0%	0.2%	—	-2.2%	-5.3%
Board policy limit	-7.5%	-3.8%	—	-3.8%	-7.5%
Economic value of portfolio equity (EVE):					
Change	$41,450	$47,017	$53,420	$55,928	$55,286
Percent change	-22.4%	-12.0%	—	4.7%	3.5%
Board policy limit	-20.0%	-10.0%	—	-10.0%	-20.0%

Key assumptions:

1. *Residential mortgage loans and mortgage-backed securities prepay at rate-sensitive speeds consistent with observed historical prepayment speeds for pools of residential mortgages.*
2. *Fixed-rate commercial and consumer loans prepay at rate-sensitive speeds consistent with estimated prepayment speeds for these types of loans.*
3. *Variable rate loans and variable rate liabilities reprice in accordance with their contractual terms, if any. Rate changes for adjustable rate mortgages are constrained by their contractual caps and floors.*
4. *Interest-bearing nonmaturity deposits reprice in response to different interest rate scenarios consistent with the Corporation's historical rate relationships to market interest rates. Nonmaturity deposits run off over various future time periods, ranging from one month to twenty years, in accordance with analysis of historical decay rates.*
5. *Interest rate scenarios assume an immediate, sustained and parallel shift in the term structure of interest rates.*

Forward-Looking Statements

Certain statements appearing herein which are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements refer to a future period or periods, reflecting management's current views as to likely future developments, and use words "may," "will," "expect," "believe," "estimate," "anticipate," or similar terms. Because forward-looking statements involve certain risks, uncertainties and other factors over which the Corporation has no direct control, actual results could differ materially from those contemplated in such statements. These factors include (but are not limited to) the following: general economic conditions, changes in interest rates, change in the Corporation's cost of funds, changes in government monetary policy, changes in government regulation and taxation of financial institutions, changes in the rate of inflation, changes in technology, the intensification of competition within the Corporation's market area, and other similar factors.

Impact of Inflation

The impact of inflation upon financial institutions such as the Corporation differs from its impact upon other commercial enterprises. Unlike most other commercial enterprises, virtually all of the assets of the Corporation are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's performance than do the effects of general levels of inflation. Although inflation (and inflation expectations) may affect the interest rate environment, it is not possible to measure with any precision the impact of future inflation upon the Corporation.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information related to this item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. Financial Statements and Supplementary Data

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders

Franklin Financial Services Corporation

Chambersburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Franklin Financial Services Corporation and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Franklin Financial Services Corporation as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Harrisburg, Pennsylvania
January 30, 2002

Consolidated Balance Sheets

(Amounts in thousands, except per share data)

	December 31	
	2001	2000
Assets		
Cash and due from banks	$14,431	$15,118
Interest-bearing deposits in other banks	2,108	2,650
Total cash and cash equivalents	16,539	17,768
Investment securities available for sale	147,942	125,174
Loans	306,574	301,174
Allowance for loan losses	(4,051)	(3,867)
Net Loans	302,523	297,307
Premises and equipment, net	9,335	7,237
Other assets	22,508	18,499
Total assets	$498,847	$465,985
Liabilities		
Deposits		
Demand (noninterest-bearing)	$47,259	$47,028
Savings and interest checking	186,865	178,992
Time	119,919	131,189
Total Deposits	354,043	357,209
Securities sold under agreements to repurchase	42,263	33,036
Short term borrowings	2,100	-
Long term debt	50,362	29,477
Other liabilities	4,814	3,062
Total liabilities	453,582	422,784
Shareholders' equity		
Common stock, $1 par value per share,15,000 shares authorized with 3,045 shares issued and 2,708 and 2,758 outstanding at December 31, 2001 and 2000, respectively	3,045	3,045
Capital stock without par value, 5,000 shares authorized with no shares issued and outstanding	-	-
Additional paid-in capital	19,746	19,797
Retained earnings	28,769	25,522
Accumulated other comprehensive income (loss)	224	343
Treasury stock, 337 and 287 shares at cost at December 31, 2001 and 2000, respectively	(6,519)	(5,506)
Total shareholders' equity	45,265	43,201
Total liabilities and shareholders' equity	$498,847	$465,985

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

(Amounts in thousands, except per share data)	Years ended December 31		
	2001	2000	1999
Interest income			
Loans	$23,802	$24,698	$21,997
Deposits and other obligations of other banks	665	201	354
Interest and dividends on investments:			
Taxable interest	4,767	5,081	4,454
Tax exempt interest	1,797	2,143	2,401
Dividend income	265	323	201
Total interest income	31,296	32,446	29,407
Interest expense			
Deposits	11,751	13,871	11,941
Securities sold under agreements to repurchase	1,561	2,125	1,242
Short term borrowings	-	240	29
Long term debt	2,461	1,680	1,790
Total interest expense	15,773	17,916	15,002
Net interest income	15,523	14,530	14,405
Provision for loan losses	1,480	753	830
Net interest income after provision for loan losses	14,043	13,777	13,575
Noninterest income			
Investment and trust services fees	2,221	2,391	2,327
Service charges and fees	2,684	1,996	1,821
Other	518	268	65
Securities gains	267	396	289
Total noninterest income	5,690	5,051	4,502
Noninterest expense			
Salaries and employee benefits	6,683	6,818	6,412
Net occupancy expense	745	703	648
Furniture and equipment expense	653	613	655
Advertising	613	550	505
Legal and professional fees	427	391	328
Data processing	904	854	878
Pennsylvania bank shares tax	403	384	363
Other	2,423	2,402	2,021
Total noninterest expense	12,851	12,715	11,810
Income before Federal income taxes	6,882	6,113	6,267
Federal income tax expense	1,288	1,106	1,183
Net income	$5,594	$5,007	$5,084
Earnings per share			
Basic earnings per share	$2.09	$1.85	$1.86
Weighted average shares outstanding	2,680	2,712	2,728
Diluted earnings per share	$2.05	$1.81	$1.84
Weighted average shares outstanding	2,733	2,759	2,770

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' Equity

For years ended December 31, 2001, 2000 and 1999:

(Dollars in thousands, except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Unearned Compensation	Total
Balance at December 31, 1998	$3,045	$19,793	$20,562	$1,783	($4,620)	($662)	$39,901
Comprehensive income:							
Net income	-	-	5,084	-	-	-	5,084
Unrealized loss on securities, net of reclassification adjustments	-	-	-	(2,697)	-	-	(2,697)
Unrealized gain on hedging activities, net of reclassification adjustments				38			38
Total Comprehensive income							2,425
Cash dividends declared, $1.08 per share	-	-	(3,019)	-	-	-	(3,019)
Common stock issued under stock option plans	-	31	-	-	117	-	148
Tax benefit of ESPP stock transaction	-	10	-	-	-	-	10
Acquisition of 15,975 shares of treasury stock	-	-	-	-	(435)	-	(435)
Amortization of unearned compensation	-	-	-	-	-	230	230
Balance at December 31, 1999	3,045	19,834	22,627	(876)	(4,938)	(432)	39,260
Comprehensive income:							
Net income	-	-	5,007	-	-	-	5,007
Unrealized gain on securities, net of reclassification adjustments	-	-	-	1,301	-	-	1,301
Unrealized loss on hedging activities, net of reclassification adjustments				(82)			(82)
Total Comprehensive income							6,226
Cash dividends declared, $.76 per share	-	-	(2,112)	-	-	-	(2,112)
Common stock issued under stock option plans	-	(21)	-	-	100	-	79
Forfeiture of restricted stock	-	(16)	-	-	(73)	89	-
Acquisition of 35,577 shares of treasury stock	-	-	-	-	(595)	-	(595)
Amortization of unearned compensation	-	-	-	-	-	343	343
Balance at December 31, 2000	3,045	19,797	25,522	343	(5,506)	-	43,201
Comprehensive income:							
Net income	-	-	5,594	-	-	-	5,594
Unrealized gain on securities, net of reclassification adjustments	-	-	-	337	-	-	337
Unrealized loss on hedging activities, net of reclassification adjustments				(456)			(456)
Total Comprehensive income							5,475
Cash dividends declared, $.86 per share	-	-	(2,347)	-	-	-	(2,347)
Common stock issued under stock option plans	-	(51)	-	-	264	-	213
Acquisition of 63,512 shares of treasury stock	-	-	-	-	(1,277)	-	(1,277)
Balance at December 31, 2001	$3,045	$19,746	$28,769	$224	($6,519)	$ -	$45,265

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(In thousands)	Years ended December 31		
	2001	2000	1999
Cash flows from operating activities			
Net income	**$5,594**	$5,007	$5,084
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**989**	938	969
Net accretion on investment securities	**(5)**	(137)	(285)
Provision for loan losses	**1,480**	753	830
Securities gains, net	**(267)**	(396)	(289)
Mortgage loans originated for sale	**(41,657)**	(10,614)	(14,084)
Proceeds from sale of mortgage loans	**42,005**	10,698	14,204
Gain on sales of mortgage loans	**(348)**	(84)	(120)
Gain on sale of credit card portfolio	**(70)**	-	-
Loss (gain) on sale of premises and equipment	**1**	3	(71)
Increase in cash surrender value of life insurance	**(458)**	(219)	-
Decrease (increase) in interest receivable and other assets	**645**	(1,295)	(643)
Increase in interest payable and other liabilities	**875**	233	187
Other , net	**108**	252	233
Net cash provided by operating activities	**8,892**	5,139	6,015
Cash flows from investing activities			
Proceeds from sales of investment securities available for sale	**8,909**	6,993	940
Proceeds from maturities of investment securities available for sale	**55,987**	39,227	100,072
Purchase of investment securities available for sale	**(86,883)**	(39,139)	(107,206)
Net increase in loans	**(8,264)**	(15,499)	(26,420)
Proceeds from sale of credit card portfolio	**1,437**	-	-
Purchase of equity method investment	**(1,258)**	-	-
Purchase of bank owned life insurance	**(2,670)**	(6,000)	-
Capital expenditures	**(3,015)**	(2,477)	(711)
Proceeds from sales of premises and equipment	**1**	1	374
Net cash used in investing activities	**(35,756)**	(16,894)	(32,951)
Cash flows from financing activities			
Net increase in demand deposits, NOW accounts and savings accounts	**8,104**	28,186	14,133
Net decrease in certificates of deposit	**(11,270)**	(4,287)	(7,402)
Net increase (decrease) in short term borrowings	**11,327**	(6,646)	15,268
Long term debt advances	**22,766**	4,561	5,186
Long term debt payments	**(1,881)**	(4,780)	(6,235)
Dividends paid	**(2,347)**	(2,112)	(3,019)
Common stock issued under stock option plans	**213**	79	148
Purchase of treasury shares	**(1,277)**	(595)	(435)
Net cash provided by financing activities	**25,635**	14,406	17,644
(Decrease) increase in cash and cash equivalents	**(1,229)**	2,651	(9,292)
Cash and cash equivalents as of January 1	**17,768**	15,117	24,409
Cash and cash equivalents as of December 31	**$16,539**	$17,768	$15,117
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest on deposits and other borrowed funds	**$16,318**	$17,595	$14,995
Income taxes	**$785**	$1,464	$1,057

The accompanying notes are an integral part of these statements.

NOTE 1. Summary of Significant Accounting Policies

The accounting policies of Franklin Financial Services Corporation and its subsidiaries conform to generally accepted accounting principles and to general industry practices. A summary of the more significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation – The consolidated financial statements include the accounts of Franklin Financial Services Corporation (the Corporation) and its wholly-owned subsidiary, Farmers and Merchants Trust Company, a commercial bank (the Bank) and the Bank's wholly owned subsidiary, Franklin Realty Services Corporation. All significant intercompany transactions have been eliminated.

Nature of Operations – The Corporation conducts all of its business through its subsidiary bank, Farmers and Merchants Trust Company, which serves its customer base through thirteen community offices located in Franklin and Cumberland Counties in Pennsylvania. The Bank is a community-oriented commercial bank that emphasizes customer service and convenience. As part of its strategy, the Bank has sought to develop a variety of products and services that meet the needs of both its retail and commercial customers. The Corporation and the Bank are subject to the regulations of various federal and state agencies and undergo periodic examinations by these regulatory authorities.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows – For purposes of reporting cash flows, cash and cash equivalents include Cash and Due from banks, Interest-bearing deposits in other banks and Federal funds sold. Generally, Federal funds are purchased and sold for one-day periods.

Investment Securities – Management classifies its securities at the time of purchase as available for sale or held to maturity. At December 31, 2001 and 2000, all securities were classified as available for sale, meaning that the Corporation intends to hold them for an indefinite period of time, but not necessarily to maturity. Available for sale securities are stated at estimated fair value, adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments of interest income through maturity. The related unrealized holding gains and losses are reported as a separate component of shareholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Gains or losses on the disposition of investment securities are based on the net proceeds and the adjusted carrying amount of the specific security sold. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity or mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Financial Derivatives – The Corporation uses interest rate swaps and caps, which it has designated as cash-flow hedges, to manage interest rate risk associated with variable-rate funding sources. All such derivatives are recognized on the balance sheet at fair value in other assets or liabilities as appropriate. To the extent the derivatives are effective and meet the requirements for hedge accounting, changes in fair value are recognized in other comprehensive income with income statement reclassification occurring as the hedged item affects earnings. Conversely, changes in fair value attributable to ineffectiveness or to derivatives that do not qualify as hedges are recognized as they occur in the income statement's interest expense account associated with the hedged item.

Loans – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Corporation is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgement as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Loans Held for Sale – Mortgage loans originated and intended for sale in the secondary market at the time of origination are carried at the lower of cost or estimated fair value (determined on an aggregate basis). All sales are made without recourse. At December 31, 2001, there were approximately $2.4 million residential mortgage loans held for sale included in loans. At December 31, 2000, there were no residential mortgage loans held for sale included in loans.

Loan Servicing – Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the periods of, the estimated future net servicing income of the underlying financial assets. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Fair value is determined using quoted prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market based assumptions. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount. Loans serviced by the Bank for the benefit of others totaled $89.6 million, $66.9 million and $64.8 million at December 31, 2001, 2000 and 1999, respectively.

Allowance for Loan Losses – The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans either by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated from the respective accounts, and any resultant gain or loss is included in net income.

The cost of maintenance and repairs is charged to operating expense as incurred, and the cost of major additions and improvements is capitalized.

Intangible Assets – Intangible assets, consisting primarily of a customer list acquired through the purchase of several community offices, are stated at cost, less accumulated amortization. Amortization is recognized over a ten-year period. Intangible assets are reviewed periodically for impairment.

Foreclosed Real Estate – Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or an acceptance of a deed in lieu of foreclosure. Balances are carried at the estimated fair value less any estimated disposition costs. Any losses realized upon disposition of the property, and holding costs prior thereto, are charged against income.

Federal Income Taxes – Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

Advertising Expenses – Advertising costs are expensed as incurred.

Treasury Stock – The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Trust Assets – Assets held in a fiduciary capacity are not assets of the Corporation and therefore are not included in the consolidated financial statements.

Off-Balance Sheet Financial Instruments – In the ordinary course of business, the bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded on the balance sheet when they are funded.

Stock Based Compensation – Stock options are accounted for under Accounting Principles Bulletin (APB) No. 25. Under APB 25, no compensation expense is recognized related to these purchase options. The pro forma impact to net income and earnings per share that would occur if compensation expense was recognized based on the estimated fair value of the options on the date of the grant is disclosed in the notes to the consolidated financial statements.

Pension – The provision for pension expense was actuarially determined using the projected unit credit actuarial cost method. The funding policy is to contribute an amount sufficient to meet the requirements of ERISA, subject to Internal Revenue Code contribution limitations.

Earnings per share – Earnings per share is computed based on the weighted average number of shares outstanding during each year. The Corporation's basic earnings per share is calculated as net income divided by the weighted average number of shares outstanding. For diluted earnings per share, net income is divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of outstanding restricted stock and stock options.

A reconciliation of the weighted average shares outstanding used to calculate basic earnings per share and diluted earnings per share follows:

(In thousands)	**2001**	2000	1999
Weighted average shares outstanding (basic)	**2,680**	2,712	2,728
Impact of common stock equivalents	**53**	47	42
Weighted average shares outstanding (diluted)	**2,733**	2,759	2,770

Segment Reporting – The Bank acts as an independent community financial service provider and offers traditional banking and related financial services to individual, business and government customers. Through its community office and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Bank also performs personal, corporate, pension and fiduciary services through its Investment and Trust Services Department, and Personal Investment Counselors.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Bank. As such, discrete information is not available and segment reporting would not be meaningful.

Comprehensive Income – Comprehensive income is reflected in the Consolidated Statements of Changes in Shareholders' Equity and includes net income and unrealized gains or losses on investment securities and derivatives.

Recent Accounting Pronouncements:

In June of 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires all business combinations to be accounted for using the purchase method of accounting as use of the pooling-of-interests method is prohibited. In addition, this Statement requires that negative goodwill that exists after the basis of certain acquired assets is reduced to zero should be recognized as an extraordinary gain. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should not be amortized but should be tested for impairment at least annually. The Statement requires intangibles that are separable from goodwill and that have a determinable useful life to be amortized over the determinable useful life. The provisions of this Statement became effective for the Bank in January of 2002 but did not have a significant impact on the financial condition or results of operations.

In July 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will become effective for the Bank on January 1, 2003, but is not expected to have a significant impact on the financial condition or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets." This Statement supersedes FASB State No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions for APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events" and amends ARB No. 51, "Consolidated Financial Statements." The provisions of this Statement became effective for the Bank on January 1, 2002, but did not have a significant impact on the financial condition or results of operations.

NOTE 2. Regulatory Matters

The Bank is limited as to the amount it may lend to the Corporation, unless such loans are collateralized by specific obligations. The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Corporation and the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The table that follows presents the total risk-based, Tier 1 risk-based and Tier 1 leverage requirements for the Corporation and the Bank as defined by the FDIC. Actual capital amounts and ratios are also presented.

(Amounts in thousands)	As of December 31, 2001					
	Actual		Minimum Captial Required		Captial Required To Be Considered Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)						
Corporation	$48,291	13.15%	$29,362	8.00%	N/A	
Bank	42,689	11.79%	28,959	8.00%	$36,198	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Corporation	$43,990	11.98%	$14,681	4.00%	N/A	
Bank	38,555	10.65%	14,479	4.00%	$21,719	6.00%
Tier 1 Capital (to Average Assets)						
Corporation	$43,990	8.79%	$20,022	4.00%	N/A	
Bank	38,555	7.77%	19,841	4.00%	$24,801	5.00%

(Amounts in thousands)	As of December 31, 2000					
	Actual		Minimum Captial Required		Captial Required To Be Considered Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)						
Corporation	$45,517	13.79%	$26,410	8.00%	N/A	
Bank	41,976	12.85%	26,134	8.00%	$32,667	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Corporation	$41,650	12.62%	$13,205	4.00%	N/A	
Bank	38,109	11.67%	13,067	4.00%	$19,600	6.00%
Tier 1 Capital (to Average Assets)						
Corporation	$41,650	8.99%	$18,535	4.00%	N/A	
Bank	38,109	8.27%	18,438	4.00%	$23,048	5.00%

Although not adopted in regulation form, the Pennsylvania Department of Banking utilizes capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital, defined substantially the same as those by the FDIC.

NOTE 3. Restricted Cash Balances

The Corporation's subsidiary bank is required to maintain reserves against its deposit liabilities in the form of cash and balances with the Federal Reserve Bank. At December 31, 2001 and 2000, required reserves held at the Federal Reserve Bank for the bank subsidiary, were approximately $900,000 and $1,781,000, respectively. In addition, as compensation for check clearing and other services, a compensatory balance maintained at the Federal Reserve Bank at December 31, 2001 and 2000, was approximately $900,000.

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NOTE 4. Investment Securities Available for Sale

The amortized cost and estimated fair value of investment securities available for sale as of December 31, 2001 and 2000 are as follows:

2001	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Equity securities	$5,751	$623	$67	$6,307
U.S. Treasury securities and obligations of U.S. Government agencies and corporations	14,953	169	11	15,111
Obligations of state and political subdivisions	35,043	755	829	34,968
Corporate debt securities	19,608	245	168	19,585
Mortgage-backed securities	17,185	276	3	17,459
Other, primarily asset-backed securities	54,304	217	109	54,512
	$146,844	$2,285	$1,187	$147,942

2000	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Equity securities	$5,469	$579	$85	$5,963
U.S. Treasury securities and obligations of U.S. Government agencies and corporations	10,459	78	5	10,532
Obligations of state and political subdivisions	43,832	790	840	43,782
Corporate debt securities	14,057	80	16	14,121
Mortgage-backed securities	30,157	62	105	30,114
Other, primarily asset-backed securities	20,613	94	45	20,662
	$124,587	$1,683	$1,096	$125,174

At December 31, 2001 and 2000, the book value of investment securities pledged to secure public funds, trust balances and other deposits and obligations totaled $75,138,000 and $71,908,000, respectively.

The amortized cost and estimated fair value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Due in one year or less	$9,928	$10,009
Due after one year through five years	23,019	23,369
Due after five years through ten years	46,425	46,621
Due after ten years	44,536	44,177
	$123,908	$124,176
Mortgage-backed securities	17,185	17,459
	$141,093	$141,635

Gross gains of $335,000 and gross losses of $68,000 were realized on the sale of securities during 2001.
Gross gains of $396,000 and $289,000 were realized on the sale of securities for the years ended December 31, 2000 and 1999, respectively.

NOTE 5. Loans

A summary of loans outstanding at the end of the reporting periods is as follows:

(Amounts in thousands)	December 31 2001	December 31 2000
Real estate (primarily first mortgage residential loans)	$90,419	$102,771
Real estate - Construction	2,899	1,909
Commercial, industrial and agricultural	153,362	134,413
Consumer (including home equity lines of credit)	59,894	62,081
	306,574	301,174
Less: Allowance for loan losses	(4,051)	(3,867)
Net Loans	$302,523	$297,307

Loans to directors and executive officers and to their related interests and affiliated enterprises amounted to approximately $974,000 and $1,044,000 at December 31, 2001 and 2000, respectively. Such loans are made in the ordinary course of business at the Bank's normal credit terms and do not present more than a normal risk of collection. During 2001 approximately $486,000 of new loans were made and repayments totaled approximately $556,000.

NOTE 6. Allowance for Loan Losses

(Amounts in thousands)	Years ended December 31		
	2001	2000	1999
Balance at beginning of year	$3,867	$3,859	$3,549
Charge-offs	(1,363)	(882)	(628)
Recoveries	67	137	108
Net charge-offs	(1,296)	(745)	(520)
Provision for loan losses	1,480	753	830
Balance at end of year	$4,051	$3,867	$3,859

At December 31, 2001 and 2000 the Corporation had no restructured loans. Nonaccrual loans at December 31, 2001 and 2000 were approximately $1,906,000 and $576,000, respectively. The gross interest that would have been recorded if these loans had been current in accordance with their original terms and the amounts actually recorded in income were as follows:

(Amounts in thousands)	2001	2000	1999
Gross interest due under terms	$187	$116	$335
Amount included in income	(12)	(4)	(98)
Interest income not recognized	$175	$112	$237

At December 31, 2001 and 2000, the recorded investment in loans that were considered to be impaired, as defined by Statement No. 114, totaled $1,570,000 and $340,000, respectively. Impaired loans have an allowance for credit losses of $837,000 and $280,000 as of December 31, 2001 and 2000, respectively. The Corporation does not accrue interest income on its impaired loans. Cash receipts on impaired loans are credited to the earliest amount owed by the borrower. The average recorded investment in impaired loans during the years ended December 31, 2001, 2000 and 1999 was $1,218,000, $990,000 and $1,732,000, respectively.

NOTE 7. Premises and Equipment

Premises and equipment consist of:

(Amounts in thousands)	December 31 2001	2000
Land	$1,250	$1,295
Buildings	11,581	8,967
Furniture, fixtures and equipment	6,640	6,585
Total cost	19,471	16,847
Less: Accumulated Depreciation	(10,136)	(9,610)
	$9,335	$7,237

NOTE 8. Deposits

Deposits are summarized as follows:

(Amounts in thousands)	December 31 2001	2000
Demand, noninterest-bearing	$47,259	$47,028
Savings:		
Interest-bearing checking	48,235	43,762
Money market accounts	102,315	103,393
Passbook and statement savings	36,315	31,837
	186,865	178,992
Time:		
Deposits of $100,000 and over	21,207	35,084
Other time deposits	98,712	96,105
	119,919	131,189
Total deposits	$354,043	$357,209

At December 31, 2001 the scheduled maturities of time deposits are as follows:

2002	$70,702
2003	29,559
2004	8,400
2005	4,128
2006	6,887
2007 and beyond	243
	$119,919

NOTE 9. Securities Sold Under Agreements to Repurchase, Short Term Borrowings and Long Term Debt

The Corporation enters into sales of securities under agreements to repurchase. Securities sold under agreements to repurchase are overnight borrowings. These borrowings are described below:

	December 31	
(Amounts in thousands)	2001	2000
Ending balance	$42,263	$33,036
Average balance	43,077	34,872
Maximum month-end balance	50,283	41,728
Weighted average rate	3.62%	6.09%
Range of interest rate paid on December 31	.88% - 1.78%	5.53% - 6.43%

The securites that serve as collateral for securities sold under agreements to repurchase consist primarily of U.S. Government and U.S. Agency securities with a fair value of $52,556,000 at December 31, 2001.

A summary of short term borrowings and long term debt at the end of the reporting period follows:

	December 31	
(Amounts in thousands)	2001	2000
Open Repo Plus (a)	$2,100	$ -
Term loans (b)	50,362	29,477
Total other borrowings	$52,462	$29,477

(a) Open Repo Plus is a revolving term commitment with the Federal Home Loan Bank of Pittsburgh (FHLB) used on an overnight basis. The term of these commitments may not exceed 364 days and the outstanding balance reprices daily at market rates.

(b) Term loans with the FHLB bear interest at fixed rates ranging from 4.21% to 7.38% (weighted average rate of 5.65%) with various maturities beginning September 30, 2002 to October 15, 2026. All borrowings from the FHLB are collateralized by FHLB stock, mortgage-backed securities and first mortgage loans.

The scheduled maturities of the term borrowings at December 31, 2001 are as follows:

2002	$153
2003	4,500
2004	2,898
2005	3,062
2006	6,514
2007 and beyond	33,235
	$50,362

The Corporation's maximum borrowing capacity at December 31, 2001, with the FHLB was $138,964,000. The total amount available to borrow at year-end was approximately $86,502,000.

NOTE 10. Federal Income Taxes

The temporary differences which give rise to significant portions of deferred tax assets and liabilities under Statement No. 109 are as follows (amounts in thousands):

	December 31	
Deferred Tax Assets:	2001	2000
Allowance for loan losses	$1,377	$1,315
Deferred compensation	374	232
Restricted stock	310	366
Depreciation	213	188
Deferred loan fees and costs,net	147	176
Other	135	83
Tax credit carryforward	243	-
Total	2,799	2,360
Deferred Tax Liabilities		
Pensions	418	300
Mortgage servicing rights	272	161
Other comprehensive income	113	200
Other	120	-
Total	923	661
Net deferred tax assets	$1,876	$1,699

The components of the provision for Federal income taxes attributable to income from operations were as follows:

	Years ended December 31		
(Amounts in thousands)	2001	2000	1999
Currently payable	$1,083	$1,090	$1,320
Deferred tax expense (benefit)	205	16	(137)
Income tax provision	$1,288	$1,106	$1,183

For the years ended December 31, 2001, 2000 and 1999, the income tax provisions are different from the tax expense which would be computed by applying the Federal statutory rate to pretax operating earnings. A reconciliation between the tax provision at the statutory rate and the tax provision at the effective tax rate is as follows:

	Years ended December 31		
(Amounts in thousands)	2001	2000	1999
Tax provision at statutory rate	$2,340	$2,078	$2,131
Income on tax-exempt loans and securities	(902)	(956)	(983)
Nondeductible interest expense relating to carrying tax-exempt obligations	115	159	138
Dividends received exclusion	(20)	(22)	(18)
Income from Bank Owned Life Insurance	(163)	(77)	(4)
Other, net	7	(76)	(81)
Tax credit	(89)	-	-
Income tax provision	$1,288	$1,106	$1,183

The tax provision applicable to securities gains for the years ended December 31, 2001, 2000 and 1999 was $91,000, $135,000 and $98,000, respectively.

NOTE 11. Comprehensive Income

The components of comprehensive income not included in net income for 1999, 2000, and 2001 were as follows:

(Amounts in thousands)	Interest Rate Cap		Interest Rate Swaps		Securities Gains(Losses)		Total	
	Before Tax	Net of Tax	Before Tax	Net of Tax	Before Tax	Net of Tax	Before Tax	Net of Tax
December 31, 1998 accumulated unrealized gain	$ -	$ -	$-	$ -	$2,702	$1,783	$2,702	$1,783
Unrealized gains (losses) arising during the period	49	32	-	-	(4,315)	(2,848)	(4,266)	(2,816)
Reclassification adjustment for losses included in net income	9	6	-	-	228	151	237	157
December 31, 1999 accumulated unrealized gain(loss)	58	38	-	-	(1,385)	(914)	(1,327)	(876)
Unrealized gains(losses) arising during the period	(162)	(107)	-	-	2,527	1,668	2,365	1,561
Reclassification adjustment for (gains) losses included in net income	37	25	-	-	(556)	(367)	(519)	(342)
December 31, 2000 accumulated unrealized gain(loss)	(67)	(44)	-	-	586	387	519	343
Unrealized gains(losses) arising during the period	(21)	(14)	(942)	(621)	778	513	(185)	(122)
Reclassification adjustment for (gains)losses included in net income	33	22	238	157	(267)	(176)	4	3
December 31, 2001 accumulated unrealized gain(loss)	$ (55)	$ (36)	$ (704)	$ (464)	$ 1,097	$ 724	$ 338	$ 224

NOTE 12. Financial Derivatives

As part of managing interest rate risk, the Bank has entered into interest rate swap agreements and an interest rate cap agreement. Under these agreements the Bank receives a variable rate and pays a fixed rate. Such agreements are generally entered into with counterparties that meet established credit standards and most contain collateral provisions protecting the at-risk party. The Bank considers the credit risk inherent in these contracts to be negligible.

Information regarding the interest rate swaps as of December 31, 2001 follows:

(Amounts in thousands)

Notional Amount	Maturity Date	Interest Rate Fixed	Interest Rate Variable	Fair Value	Amount Expected to be Reclassified into Earnings within next 12 Months
$ 5,000	7/11/04	4.59%	1.75%	$ (163)	$ (142)
$ 5,000	7/08/11	5.36%	1.75%	$ (237)	$ (180)
$10,000	5/18/06	4.88%	1.75%	$ (304)	$ (313)

On September 27, 1999, the Bank entered into an interest rate cap transaction as a vehicle to partially hedge cash flows associated with interest expense on variable rate deposit accounts. The interest rate cap has a notional amount of $5,000,000, a term of five years, a strike rate of 6% and is indexed to 3-month LIBOR. The fair value of the cap was $55,000 at December 31, 2001.

Note that derivatives with a positive fair value are reflected as other assets in the balance sheet while those with a negative fair value are reflected as other liabilities.

NOTE 13. Employee Benefit Plans

The Bank has a noncontributory pension plan covering substantially all employees of F&M Trust who meet certain age and service requirements. Benefits are based on years of service and the employee's compensation during the highest five consecutive years out of the last ten years of employment. The Bank's funding policy is to contribute annually the amount required to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for the benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plan's funded status at December 31, 2001, based on the September 30, 2001 actuarial valuation together with comparative 2000 and 1999 amounts:

	For the years ended December 31		
(Amounts in thousands)	2001	2000	1999
Change in benefit obligation			
Benefit obligation at beginning of year	$8,913	$8,682	$8,433
Service cost	286	335	314
Interest cost	583	568	527
Amendments	12	176	-
Actuarial loss (gain)	(495)	(472)	(233)
Benefits paid	(380)	(376)	(359)
Benefit obligation at end of year	8,919	8,913	8,682
Change in plan assets			
Fair value of plan assets at beginning of year	12,308	11,889	11,541
Actual return on plan assets	(1,618)	795	707
Employer contribution	-	-	-
Benefits Paid	(380)	(376)	(359)
Fair value of plan assets at end of year	10,310	12,308	11,889
Funded Status	1,390	3,394	3,207
Unrecognized transitional gain	-	-	(39)
Unrecognized net actuarial gain	(358)	(2,684)	(2,625)
Unrecognized prior service cost	226	238	86
Prepaid (accrued) benefit cost	$ 1,258	$948	$629

Weighted-average assumptions as of December 31	2001	2000	1999
Discount rate	7.00%	7.00%	6.50%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.25%	5.25%

	For the years ended December 31		
Components of net periodic benefit cost	2001	2000	1999
Service cost	$286	$335	$314
Interest cost	583	568	527
Expected return on plan assets	(1,018)	(1,020)	(987)
Amortization of transitional asset	-	(39)	(39)
Amortization of prior service cost	24	24	11
Recognized net actuarial gain	(184)	(187)	(222)
Net periodic benefit cost	($309)	($319)	($396)

The Bank has a 401(k) plan covering substantially all employees of F&M Trust who have completed one year and 1000 hours of service. In 2001, employee contributions to the plan were matched at 100% up to 3% of each employee's deferrals plus 50% of the next 2% of deferrals from participants' eligible compensation. In addition, a 100% discretionary profit sharing contribution of up to 2% of each employee's eligible compensation was possible provided net income targets were achieved. The Bank's Board of Directors approves the established net income targets annually. Under this plan, not more than 19.00% of each participant's total compensation may be contributed in any given year. The related expense for the 401(k) plan and the profit sharing plan in 2001, 2000 and 1999, as approved by the Board of Directors, was approximately $261,000, $194,000 and $209,000, respectively.

Under the terms of the Corporation's Long-Term Incentive Plan of 1990 ("the Plan"), the Compensation Committee of the Board of Directors (the Committee) was authorized to award up to 264,825 shares of presently authorized but unissued or reacquired Common Stock to certain employees of the Corporation and its subsidiary. Awards were granted in the form of Options, Stock Appreciation Rights, Restricted Stock, Performance Units and Performance Shares.

Pursuant to the Plan, in 1991 the Corporation implemented a program known as the Senior Management Incentive Program (the Program) and, under the Program, awarded 165,021 restricted shares of $1.00 par value per share common stock of the Corporation to certain employees at no cost to the employee participants. These shares were issued subject to specific transfer restrictions, including the passage of time, ranging from one to ten years; and fully vested upon the expiration of ten years from the date of the agreements, or earlier, dependent upon the Corporation meeting certain income requirements established by the Board of Directors. Also, under an earlier version of the same Program, the Committee awarded 18,345 restricted shares of the $1.00 par value per share common stock of the Corporation to certain employees at no cost to the participants. These shares were also issued subject to certain transfer restrictions and fully vested upon the expiration of ten years from the Agreement date. The expiration date for these shares occurred on December 31, 2000, and, accordingly, the shares were distributed to the participants in February, 2001.

Unearned compensation, representing the fair market value of the shares at the date of issuance, was charged to income over the vesting period. There was no cost associated with the Program in 2001. The cost associated with the Program was approximately $343,000 in 2000 and $230,000 in 1999.

In addition to the restricted shares issued to the employee participants of the Program, the employees could elect to receive a portion of their award in cash. The payment of cash each year is dependent upon the Corporation meeting certain income requirements established by the Board of Directors. In 2001 approximately $18,000 was expensed for cash awards; there were no cash awards expensed in 2000 or 1999.

NOTE 14. Stock Purchase Plan

In 1994, the Corporation adopted the Employee Stock Purchase Plan of 1994 (the Plan). Under the Plan, 198,000 shares of stock can be purchased by participating employees over a 10-year period. The number of shares which can be purchased by each participant is defined by the plan and the option price is set by the Board of Directors. However, the option price cannot be less than the lesser of 90% of the fair market value of the shares on the date the option to purchase shares is granted, or 90% of the fair market value of the shares on the exercise date. These options must be exercised within one year from the date of grant. Any shares related to unexercised options are available for future grant. As of December 31, 2001 there are 102,395 shares available for future grant.

The following table summarizes the stock option activity:

	Stock Options	Option Price Per Share: Price Range	Option Price Per Share: Weighted Average
Balance at December 31, 1998	16,508	$27.68	$27.68
Granted	20,106	23.27	23.27
Exercised	(6,016)	19.94 - 27.68	24.61
Cancelled	(11,416)	27.68	27.68
Balance at December 31, 1999	19,182	23.27	23.27
Granted	30,968	15.27	15.27
Exercised	(5,167)	14.26 - 18.45	15.39
Cancelled	(14,203)	23.27	23.27
Balance at December 31, 2000	30,780	14.18	$14.18
Granted	21,743	21.64	21.64
Exercised	(13,737)	14.54 - 21.64	15.44
Cancelled	(17,474)	15.27	15.27
Balance at December 31, 2001	21,312	$21.64	$21.64

The options outstanding at December 31, 2001 were all exercisable and have a remaining life of .75 years.

The Corporation has elected to follow the disclosure requirements of Statement No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense for the Plan has been recognized in the financial statements of the Corporation. Had compensation cost for the Plan been recognized in accordance with Statement No. 123, the Corporation's net income and net income per share amounts would have been reduced to the following pro-forma amounts:

(Amounts in thousands, except per share)		2001	2000	1999
Net Income:	As reported	$5,594	$5,007	$5,084
	Proforma	5,567	4,972	5,026
Basic earnings per share:	As reported	$2.09	$1.85	$1.86
	Proforma	2.08	1.83	1.84
Diluted earnings per share:	As reported	$2.05	$1.81	$1.84
	Proforma	2.04	1.80	1.83
Weighted average fair value of options granted		$5.09	$3.97	$2.90

The fair value of the options granted has been estimated using the following assumptions for 2001, 2000 and 1999, respectively: risk-free interest rate of 2.28%, 5.32% and 5.98%, expected volatility of the Corporation's stock of 19.59%, 25.79% and 20.26% and an expected dividend yield of 3.66%, 4.71% and 3.10%. The expected life of the options in 2001, 2000 and 1999 was .71 year, .69 year and .74 year, respectively.

NOTE 15. Deferred Compensation Agreement

The Corporation has entered into deferred compensation agreements with several officers and directors which provide for the payment of benefits over a ten-year period, beginning at age 65. At inception, the present value of the obligations under these deferred compensation agreements amounted to approximately $600,000, which is being accrued over the estimated remaining service period of these officers and directors. These obligations are partially funded through life insurance covering these individuals. Expenses associated with the agreements was approximately $35,000 for 2001, $42,000 for 2000 and $32,000 for 1999.

NOTE 16. Shareholders' Equity

In March 2001, the Board of Directors authorized the repurchase of up to 75,000 shares of the Corporation's common stock over a twelve-month period ending in March 2002. The Corporation uses the repurchased common stock (Treasury stock) for general corporate purposes including stock dividends and splits, employee benefit and executive compensation plans, and the dividend reinvestment plan. Under this program, the Corporation repurchased 63,512 shares for $1,277,000 in 2001. In March 2000, the Board of Directors authorized a similar plan over a twelve-month period ended March 2001. Under this program, the Corporation repurchased 35,577 shares for $595,000 in 2000. At December 31, 2001 and 2000, the Corporation held Treasury shares totaling 337,138 and 287,373, respectively, that were acquired through Board authorized stock repurchase programs.

NOTE 17. Commitments and Contingencies

In the normal course of business, the Bank is a party to financial instruments which are not reflected in the accompanying financial statements and are commonly referred to as off-balance-sheet instruments. These financial instruments are entered into primarily to meet the financing needs of the Bank's customers and include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk not recognized in the statement of financial position.

The Corporation's exposure to credit loss in the event of nonperformance by other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contract or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk. The Bank had the following outstanding commitments as of December 31:

(Amounts in thousands)	2001	2000
Financial instruments whose contract amounts represent credit risk:		
Commercial commitments to extend credit	$49,654	$48,290
Consumer commitments to extend credit (secured)	20,003	18,601
Consumer commitments to extend credit (unsecured)	3,646	12,243
	$73,303	$79,134
Standby letters of credit	1,937	1,105

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses with the exception of home equity lines and personal lines of credit and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank's extension of credit, is based on management's credit evaluation of the counterparty. Collateral for most commercial commitments varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. Collateral for secured consumer commitments consists of liens on residential real estate.

Standby letters of credit are instruments issued by the Bank which guarantee the beneficiary payment by the Bank in the event of default by the Bank's customer in the nonperformance of an obligation or service. Most standby letters of credit are extended for one-year periods. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary primarily in the form of certificates of deposit and liens on real estate.

Most of the Bank's business activity is with customers located within Franklin County, Pennsylvania and surrounding counties and does not involve any significant concentrations of credit to any one entity or industry.

The Bank has entered into various noncancellable operating leases. Total rental expense on these leases was $81,000, $73,000, and $53,000 in the years 2001, 2000 and 1999, respectively. Future minimum payments under these leases are as follows:

2002	$163,800
2003	$128,100
2004	$ 91,800
2005	$ 86,000
2006	$ 79,800
2007 and beyond	$ 31,000

In the normal course of business, the Corporation has commitments, lawsuits, contingent liabilities and claims. However, the Corporation does not expect that the outcome of these matters will have a materially adverse effect on its consolidated financial position or results of operations.

NOTE 18. Disclosures About Fair Value of Financial Instruments

FASB Statement No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison with independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents:

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities:

For debt and marketable equity securities available for sale, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans, net:

The fair value of fixed-rate loans is estimated for each major type of loan (e.g. real estate, commercial, industrial and agricultural and consumer) by discounting the future cash flows associated with such loans using rates currently offered for loans with similar terms to borrowers of comparable credit quality. The model considers scheduled principal maturities, repricing characteristics, prepayment assumptions and interest cash flows. The discount rates used are estimated based upon consideration of a number of factors including the treasury yield curve, credit quality factors, expense and service charge factors. For variable rate loans that reprice frequently and have no significant change in credit quality, carrying values approximate the fair value.

Mortgage servicing rights:

The fair value of mortgage servicing rights is based on observable market prices when available or the present value of expected future cash flows when not available.

Deposits, Securities sold under agreements to repurchase and Other borrowings:

The fair market value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-rate certificates of deposit and long-term debt are estimated by discounting the future cash flows using rates approximating those currently offered for certificates of deposit and borrowings with similar remaining maturities. Other borrowings consist of a line of credit with the FHLB at a variable interest rate and securities sold under agreements to repurchase, for which the carrying value approximates a reasonable estimate of the fair value.

Accrued interest receivable and payable:

The carrying amount is a reasonable estimate of fair value.

Derivatives:

The fair value of derivatives, consisting of interest rate swaps and an interest rate cap, is based on quoted market prices if available or valuation techniques, which consider the present value of estimated future cash flows.

Off balance sheet financial instruments:

Outstanding commitments to extend credit and commitments under standby letters of credit include fixed and variable rate commercial and consumer commitments. The fair value of the commitments are estimated using the fees currently charged to enter into similar agreements.

The estimated fair value of the Corporation's financial instruments at December 31 are as follows:

	2001		2000	
(Amounts in thousands)	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and equivalents	**$16,539**	**$16,539**	$17,768	$17,768
Investment securities available for sale	**147,942**	**147,942**	125,174	125,174
Net Loans	**302,523**	**313,251**	297,307	307,243
Accrued interest receivable	**2,698**	**2,698**	3,169	3,169
Mortgage servicing rights	**800**	**913**	473	582
Interest rate cap	**50**	**50**	76	76
Financial liabilities:				
Deposits	**$354,043**	**$356,740**	$357,209	$359,256
Securities sold under agreements to repurchase	**42,263**	**42,263**	33,036	33,036
Short term borrowings	**2,100**	**2,100**	-	-
Long term debt	**50,362**	**52,951**	29,477	30,710
Accrued interest payable	**1,218**	**1,218**	1,763	1,763
Interest rate swaps	**704**	**704**	-	-
Off Balance Sheet financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters-of-credit	-	-	-	-

NOTE 19. Parent Company (Franklin Financial Services Corporation) Financial Information

Balance Sheets

(Amounts in thousands)	December 31 2001	December 31 2000
Assets:		
Due from bank subsidiary	$53	$415
Investment securities	3,396	2,270
Equity investment in subsidiary	40,367	40,245
Premises	166	176
Other assets	1,426	201
Total assets	$45,408	$43,307
Liabilities:		
Deferred tax liability	$126	$102
Other liabilities	17	4
Total liabilities	143	106
Shareholders' equity	45,265	43,201
Total liabilities and shareholders' equity	$45,408	$43,307

Statements of Income

(Amounts in thousands)	Years ended December 31 2001	2000	1999
Income:			
Dividends from Bank subsidiary	$5,505	$2,117	$2,270
Interest and dividend income	71	71	62
Gain on sale of securities	207	357	285
Other income	0	0	30
	5,783	2,545	2,647
Expenses:			
Operating expenses	478	401	471
Income before equity in undistributed income of subsidiary	5,305	2,144	2,176
Equity in undistributed income of subsidiary	289	2,863	2,908
Net income	$5,594	$5,007	$5,084

Statements of Cash Flows

(Amounts in thousands)	2001	2000	1999
	Years ended December 31		
Cash flows from operating activities			
Net income	**$5,594**	$5,007	$5,084
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	**(289)**	(2,863)	(2,908)
Depreciation	**10**	10	10
Gain on sale of premises	**-**	-	(25)
Securities gains	**(207)**	(357)	(285)
Decrease in due from bank subsidiary	**362**	156	815
Decrease in other assets	**34**	39	33
Increase (decrease) in other liabilities	**13**	(6)	10
Other, net	**1**	343	236
Net cash provided by operating activities	**5,518**	2,329	2,970
Cash flows from investing activities			
Proceeds from sales of investment securities	**522**	700	541
Purchase of investment securities	**(1,371)**	(401)	(429)
Proceeds from sale of premises	**-**	-	225
Purchase of equity method investment	**(1,258)**	-	-
Capital expenditures	**-**	-	(1)
Net cash (used in) provided by investing activities	**(2,107)**	299	336
Cash flows from financing activities			
Dividends paid	**(2,347)**	(2,112)	(3,019)
Proceeds from sales of common stock	**213**	79	148
Purchase of treasury shares	**(1,277)**	(595)	(435)
Net cash used in financing activities	**(3,411)**	(2,628)	(3,306)
Increase in cash and cash equivalents	**-**	-	-
Cash and cash equivalents as of January 1	**-**	-	-
Cash and cash equivalents as of December 31	**$ -**	$ -	$ -

NOTE 20. Quarterly Results of Operations

The following is a summary of the quarterly results of consolidated operations of Franklin Financial for the years ended December 31, 2001 and 2000:

(Amounts in thousands)

	Three months ended			
2001	**March 31**	**June 30**	**September 30**	**December 31**
Interest income	$8,204	$8,062	$7,811	$7,219
Interest expense	4,370	4,157	3,987	3,259
Net interest income	3,834	3,905	3,824	3,960
Provision for loan losses	209	315	359	597
Other noninterest income	1,170	1,372	1,293	1,588
Securities gains (losses)	4	(3)	131	135
Noninterest expense	3,158	3,248	3,201	3,244
Income before income taxes	1,641	1,711	1,688	1,842
Income taxes	307	339	278	364
Net Income	$1,334	$1,372	$1,410	$1,478
Basic earnings per share*	$0.50	$0.51	$0.53	$0.55
Diluted earnings per share*	$0.49	$0.50	$0.51	$0.54

2000	March 31	June 30	September 30	December 31
Interest income	$7,838	$8,043	$8,207	$8,358
Interest expense	4,147	4,328	4,631	4,810
Net interest income	3,691	3,715	3,576	3,548
Provision for loan losses	272	120	180	181
Other noninterest income	1,085	1,081	1,211	1,278
Securities gains	107	110	21	158
Noninterest expense	3,137	3,399	3,020	3,159
Income before income taxes	1,474	1,387	1,608	1,644
Income taxes	263	234	292	317
Net Income	$1,211	$1,153	$1,316	$1,327
Basic earnings per share*	$0.44	$0.42	$0.49	$0.49
Diluted earnings per share*	$0.44	$0.42	$0.48	$0.48

**Based on weighted-average shares outstanding during the periods reported for 2001 and 2000.*

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Part III

Item 10. Directors and Executive Officers of the Registrant

The information related to this item is incorporated by reference to the material set forth under the headings "Information about Nominees and Continuing Directors" on Pages 4 though 6, and "Executive Officers" on Page 7 of the Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders.

Item 11. Executive Compensation

The information related to this item is incorporated by reference to the material set forth under the headings "Compensation of Directors" on Page 7 and "Executive Compensation and Related Matters" on Pages 7 through 13 of the Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders, except that information appearing under the headings "Compensation Committee Report on Executive Compensation" and "Stock Performance Graph" on Pages 10 through 13 is not incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information related to this item is incorporated by reference to the material set forth under the headings "Voting of Shares and Principal Holders Thereof" on Page 2, and "Information about Nominees and Continuing Directors" on Pages 4 through 6 of the Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions

The information related to this item is incorporated by reference to the material set forth under the heading "Transactions with Directors and Executive Officers" on Page 14 of the Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders.

Part IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as part of this report:

(1) The following Consolidated Financial Statements of the Corporation:

Independent Auditor's Report

Consolidated Balance Sheets – December 31, 2001 and 2000

Consolidated Statements of Income – Years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Changes in Shareholders' Equity – Years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows - Years ended December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements

(2) All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and have therefore been omitted.

(3) The following exhibits are filed as part of this report:

3.1 Articles of Incorporation of the Corporation.

Filed as Exhibit 3 to Form 10-Q Quarterly Report of the Corporation for the quarter ended September 30, 1999 and incorporated herein by reference.

3.2	Bylaws of the Corporation. Filed as Exhibit 3 (i) to Current Report on Form 8-K, filed December 3, 1999 and incorporated herein by reference.
10.1	Deferred Compensation Agreements with Bank Directors. Filed as Exhibit 10.1 to Form 10-K Annual Report of the Corporation for the year ended December 31, 2000 and incorporated herein by reference.
10.2	Directors' Deferred Compensation Plan. Filed as Exhibit 10.2 to Form 10-K Annual Report of the Corporation for the year ended December 31, 2000 and incorporated herein by reference.
21	Subsidiaries of the Corporation
23.1	Consent of Beard Miller Company LLP

(b) Reports on Form 8-K:

None.

(c) The exhibits required to be filed as part of this report are submitted as a separate section of this report.

(d) Financial Statement Schedules: None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANKLIN FINANCIAL SERVICES CORPORATION
By: /s/ William E. Snell, Jr.
William E. Snell, Jr.
President and Chief Executive Officer

Dated: March 20, 2002

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert G. Zullinger Robert G. Zullinger	Chairman of the Board and Director	March 20, 2002
/s/ William E. Snell, Jr. William E. Snell, Jr.	President and Chief Executive Officer and Director	March 20, 2002
____________ Charles S. Bender II	Executive Vice President and Director	March 20, 2002
/s/ Elaine G. Meyers Elaine G. Meyers	Treasurer and Chief Financial Officer (Principal Financial And Accounting Officer)	March 20, 2002
/s/ G. Warren Elliott G. Warren Elliott	Director	March 20, 2002
/s/ Donald A. Fry Donald A. Fry	Director	March 20, 2002
____________ Dennis W. Good	Director	March 20, 2002
/s/ H. Huber McCleary H. Huber McCleary	Director	March 20, 2002
/s/ Jeryl C. Miller Jeryl C. Miller	Director	March 20, 2002
/s/ Stephen E. Patterson Stephen E. Patterson	Director	March 20, 2002
/s/ Charles M. Sioberg Charles M. Sioberg	Director	March 20, 2002
/s/ Martha B. Walker Martha B. Walker	Director	March 20, 2002

Exhibit Index for the Year
Ended December 31, 2001

Item	Description
3.1	Articles of Incorporation of the Corporation.
	Filed as Exhibit 3 to Form 10-Q Quarterly Report of the Corporation for the quarter ended September 30, 1999 and incorporated by reference.
3.2	Bylaws of the Corporation.
	Filed as Exhibit 3 (i) to Current Report on Form 8-K filed on December 3, 1999 and incorporated herein by reference.
10.1	Deferred Compensation Agreements with Bank Directors.
	Filed as Exhibit 10.1 to Form 10-K Annual Report of the Corporation for the year ended December 31, 2000 and incorporated herein by reference.
10.2	Director's Deferred Compensation Plan.
	Filed as Exhibit 10.2 to Form 10-K Annual Report of the Corporation for the year ended December 31, 2000 and incorporated herein by reference.
21	Subsidiaries of Corporation
23.1	Consent of Beard Miller Company LLP

F&M TRUST

F&M Trust Company Officers

Management

William E. Snell, Jr.
President and Chief Executive Officer

Ted D. McDowell
Executive Vice President
Relationship Management and Financial Services Manager

Charles S. Bender II
Executive Vice President

Robert J. Crudden
Senior Vice President
Commercial Services Market Manager

Kenneth C. Ditzler
Senior Vice President
Marketing and Corporate Communications Manager

Elaine G. Meyers
Senior Vice President
Chief Financial Officer

Allen C. Rebok
Senior Vice President
Investment & Trust Services Manager

Kenneth D. Sauders, CFA
Senior Vice President
Investment and Asset/Liability Manager

Karen C. Burnstad
Vice President
Human Resources Manager

Ronald L. Cekovich
Vice President
Technology Services Manager

Mary F. Cramer
Vice President
Retail Services Market Manager

Olaf R. Hasse
Vice President
Consumer Lending Manager

Sandra G. Small, Esq.
Vice President
Credit Administration Manager and Compliance Officer

Relationship Management Division

Commercial Services

Dennis R. Hollinger
Vice President

Dennis R. Kayn
Vice President
Business Development

Michael E. Kugler
Vice President

Robert J. Moser
Vice President

Dianne L. Cornman, CCM
Assistant Vice President

David A. Musser
Commercial Services Officer

Retail Services

L. Kay Estep
Assistant Vice President
GO Club Coordinator

Franklin County Offices

Guilford Hills

Jeffrey M. Yoder
Financial Services Officer and Manager

Bonnie Divelbiss
Assistant Financial Services Officer and Assistant Manager

Marion

Renee L. Preso
Financial Services Officer and Manager

Vicky L. Carson
Assistant Financial Services Officer and Assistant Manager

Memorial Square

Dennis L. Wilson
Vice President and Manager

Linda K. Stottlemyer
Financial Services Officer and Assistant Manager

Phyllis J. Amsley-Drawbaugh
Assistant Financial Services Officer

Pamela J. Kolsun
Assistant Financial Services Officer

Beverly A. Umbrell
Assistant Financial Services Officer

West Side

N. Joy Weller
Vice President and Manager

Janet E. Olson
Assistant Financial Services Officer and Assistant Manager

Mont Alto

Kathy J. Cook
Financial Services Officer and Manager

Patti A. Moore
Assistant Financial Services Officer and Assistant Manager

Norland

Dennis R. Love
Financial Services Officer and Manager

Penn Hall

Bonita C. Yocum
Financial Services Officer and Manager

Orchard Park

Patricia A. Hanks
Financial Services Officer and Manager

Kim S. McKenrick
Assistant Financial Services Officer and Assistant Manager

Waynesboro

Karen D. Davis
Financial Services Officer and Manager

Joyce E. Benedict
Assistant Financial Services Officer and Assistant Manager

Cumberland County Offices

Boiling Springs

Terry Ann Glass
Financial Services Officer and Manager

Newville

Thomas E. Gsell
Financial Services Officer and Manager

Shippensburg

Marilyn L. Stouffer
Financial Services Officer and Manager

Barbara A. Hoover
Assistant Financial Services Officer and Assistant Manager

Ritner Highway

Beth Ann Eppley
Financial Services Officer and Manager

Consumer Lending Services

Brett R. Otto
Assistant Vice President
Loan Operations Manager

Helen L. Johnston
Dealer Center Officer

Investment & Trust Services

William M. L. Etter, Jr.
Vice President
Senior Trust Investment Officer

Ronald R. Froeschle, QPA
Vice President
Employee Benefits Officer

Daniel J. Madio II
Vice President
Market Manager

Charles R. Porter
Vice President
Business Development

James P. Probst
Vice President
Investment & Trust Services Officer

Michael G. Williams
Vice President
Senior Investment Portfolio Manager

Warren M. Hurt
Assistant Vice President
Investment Portfolio Manager

Gordon M. Bankert
Investment & Trust Services Officer

Janet R. Eshleman
Estate Administration Officer

Judy V. Shade
Investment & Trust Services Officer

Diana L. Sponseller
Investment & Trust Services Officer

Donald S. Browder
Assistant Investment & Trust Services Officer
Personal Investment Counselor

Phil Huntzinger, CLU, ChFC
Assistant Investment & Trust Services Officer
Personal Investment Counselor

Thomas L. Peterson, LUTCF
Assistant Investment & Trust Services Officer
Personal Investment Counselor

Kevin T. Shoemaker, CFP
Assistant Investment & Trust Services Officer
Personal Investment Counselor

Marketing

Stephanie Etter-Shenton
Marketing Officer

Corporate

Bonnie J. Clugston
Corporate Secretary

Paula M. Reed
Assistant Corporate Secretary

Credit Administration Division

Duncan A. MacRae
Assistant Vice President
Loan Review Manager

Lorie M. Heckman
Credit Recovery Manager

John W. Olander
Assistant Loan Review and Compliance Officer

Finance & Control Division

Mark R. Hollar
Vice President, Controller and Treasurer

Technology Services Division

Barry R. Waiter
Vice President

Community Offices

Memorial Square
20 South Main Street
Chambersburg, 264-6116

Guilford Hills
1805 Lincoln Way East
Chambersburg, 264-9414

West Side
1100 Lincoln Way West
Chambersburg, 263-9168

Orchard Park
841 Wayne Avenue
Chambersburg, 263-1801

Norland
2405 Philadelphia Avenue
Chambersburg, 264-5122

Penn Hall
1425 Philadelphia Avenue
Chambersburg, 261-3660

Marion
5293 Main Street
Marion, 375-2210

Mont Alto
8 Park Street
Mont Alto, 749-3161

Waynesboro
200 East Main Street
Waynesboro, 762-2188

Boiling Springs
3 East First Street
Boiling Springs, 241-4131

Newville
9 West Big Spring Avenue
Newville, 776-2240

Shippensburg
13 Shippensburg Shopping Center
Shippensburg, 530-2100

Ritner Highway
1901 Ritner Highway
Carlisle, 960-1400

STAR®/CIRRUS® ATM Locations

ATMs with drive-up access.

Downtown Drive-Up
150 Lincoln Way East
Chambersburg

Guilford Hills
1805 Lincoln Way East
Chambersburg

West Side
1100 Lincoln Way West
Chambersburg

Orchard Park
841 Wayne Avenue
Chambersburg

Marion
5293 Main Street
Marion

Menno-Haven
2075 Scotland Avenue
Chambersburg

Mont Alto
8 Park Street
Mont Alto

Norland
2405 Philadelphia Avenue
Chambersburg

Waynesboro
200 East Main Street
Waynesboro

Waynesboro Market Place
Buchanan Trail East
Waynesboro

Fayetteville
4025 Lincoln Way East
Chambersburg

Penn Hall
1425 Philadelphia Avenue
Chambersburg

Ritner Highway
1901 Ritner Highway
Carlisle

Boiling Springs
3 East First Street
Boiling Springs

Newville
9 West Big Spring Avenue
Newville

Shippensburg
13 Shippensburg Shopping Center
Shippensburg

Hillside Plaza
1752 Lincoln Way East
Chambersburg

Zullinger
4884 Buchanan Trail East
Zullinger

Greencastle Market Place
518 North Antrim Way
Greencastle

General Access Information

FFSC / F&M Trust Headquarters
Local (717) 264-6116
Toll-free 1-888-264-6116

Freedom Access Center
(telephone banking service)
Local (717) 261-3662
Toll-free 1-888-261-3662

F&M Trust Website
www.fmtrustonline.com

Shareholders' Information

Dividend Reinvestment Plan

Franklin Financial Services Corporation offers a dividend reinvestment program whereby shareholders with stock registered in their own names may reinvest their dividends in additional shares of the Corporation. Information concerning this optional program is available by contacting the Corporate Secretary at: 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010. Telephone: (717) 264-6116.

Dividend Direct Deposit Program

Franklin Financial Services Corporation offers a dividend direct deposit program whereby shareholders with stock registered in their own names may choose to have their dividends deposited directly into the bank account of their choice on the dividend payment date. Information concerning this optional program is available by contacting the Corporate Secretary at: 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010. Telephone: (717) 264-6116.

Annual Meeting

The Annual Shareholders' Meeting will be held Tuesday, April 23, 2002 at the Lighthouse Restaurant, 4301 Philadelphia Avenue, Chambersburg. The Business Meeting will begin at 10:30 a.m. and will be followed by a luncheon.

Registrar and Transfer Agent

The registrar and transfer agent for Franklin Financial Services Corporation is Fulton Financial Advisors, N.A., One Penn Square, PO Box 4887, Lancaster, PA 17602. Telephone: (717) 291-2590.

Website

www.franklinfin.com

Stock Information

The following brokers are registered as market makers of Franklin Financial Services Corporation's common stock:

Ferris Baker Watts
17 East Washington Street
Hagerstown, MD 21740
800-344-4413

RBC Dain-Rauscher
2101 Oregon Pike
Lancaster, PA 17601
800-646-8647

F.J. Morrissey & Co. Inc.
1700 Market St.
Suite 1420
Philadelphia, PA 19103-3913
215-563-3296

Ryan, Beck & Co.
3 Parkway
Philadelphia, PA 19102
800-223-8969

Market & Dividend Information

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is listed under the symbol "FRAF" on the O.T.C. Electronic Bulletin Board, an automated quotation service. Current price information is available from account executives at most brokerage firms as well as the registered market makers of Franklin Financial Services Corporation common stock as listed above under Shareholders' Information.

There were 1,926 shareholders of record as of December 31, 2001. The range of high and low bid prices, as reported by local sources is shown below for the years 2001 and 2000. Also shown are the regular quarterly cash dividends paid for the same years.

Per Share 2001	High	Low	Cash Dividends Paid
First quarter	$17.625	15.50	$0.20
Second quarter	22.00	16.875	0.22
Third quarter	23.75	22.35	0.22
Fourth quarter	24.75	24.00	0.22

Per Share 2000	High	Low	Cash Dividends Paid
First quarter	$20.25	16.00	$0.18
Second quarter	16.63	15.50	0.18
Third quarter	16.75	16.38	0.20
Fourth quarter	16.88	15.50	0.20

Franklin Financial Services Corporation | P.O. Box 6010 | Chambersburg PA 17201 | 888-264-6116

Franklin Financial Services Corporation